FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated Interim
Financial Information for the
Quarter Ended September 30, 2014 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2014, which comprises the balance sheet as of September 30, 2014 and the related statements of income and comprehensive income for the three and nine-month periods then ended and statements of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil

São Paulo, October 30, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Company Information
Capital Breakdown	2
Cash Dividends	3
Individual Quarterly Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Income Statement	7
Comprehensive Income for the Period	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2014 to 9/30/2014	10
1/1/2013 to 9/30/2013	11
Statement of Value Added	12
Consolidated Quarterly Financial Information
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Income Statement	16
Comprehensive Income for the Period	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2014 to 9/30/2014	19
1/1/2013 to 9/30/2013	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Quarterly Financial Information	43
Other Information Deemed Relevant by the Company	103

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ITR – Quarterly Financial Information – September 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 09/30/2014
Paid in Capital
Common	99,680
Preferred	165,539
Total	265,219
Treasury Shares
Common	0
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors’ Meeting	04/24/2014	Dividend	05/15/2014	Common	-	0.12727
Board of Directors’ Meeting	04/24/2014	Dividend	05/15/2014	Preferred	-	0.14000
Extraordinary and Ordinary Shareholders’ Meeting	04/16/2014	Dividend	06/13/2014	Common	-	0.53539
Extraordinary and Ordinary Shareholders’ Meeting	04/16/2014	Dividend	06/13/2014	Preferred	-	0.58893
Board of Directors’ Meeting	07/16/2014	Dividend	08/13/2014	Common	-	0.12727
Board of Directors’ Meeting	07/16/2014	Dividend	08/13/2014	Preferred	-	0.14000
Board of Directors’ Meeting	10/30/2014	Dividend	11/21/2014	Common	-	0.12727
Board of Directors’ Meeting	10/30/2014	Dividend	11/21/2014	Preferred	-	0.14000

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Individual Quarterly Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
1	Total Assets	21,568,947	22,214,075
1.01	Current Assets	4,272,570	5,623,474
1.01.01	Cash and Cash Equivalents	1,503,231	2,851,220
1.01.03	Accounts Receivable	230,578	360,361
1.01.03.01	Trade Accounts Receivable	182,395	312,471
1.01.03.02	Other Accounts Receivable	48,183	47,890
1.01.04	Inventories	2,292,585	2,165,609
1.01.06	Recoverable Taxes	100,295	148,034
1.01.06.01	Current Recoverable Taxes	100,295	148,034
1.01.07	Prepaid Expenses	73,508	27,497
1.01.08	Other Current Assets	72,373	70,753
1.01.08.01	Noncurrent Assets Held for Sales	2,418	4,355
1.01.08.03	Other	69,955	66,398
1.02	Noncurrent Assets	17,296,377	16,590,601
1.02.01	Long-term Assets	1,871,829	1,614,381
1.02.01.03	Accounts Receivable	32,111	31,338
1.02.01.03.02	Other Accounts Receivable	32,111	31,338
1.02.01.06	Deferred Taxes	71,299	120,869
1.02.01.06.01	Deferred Income and Social Contribution Taxes	71,299	120,869
1.02.01.07	Prepaid Expenses	26,585	37,803
1.02.01.08	Receivables from Related Parties	974,505	646,478
1.02.01.08.02	Receivables from Subsidiaries	935,044	608,573
1.02.01.08.03	Receivables from Controlling Shareholders	1,181	2,738
1.02.01.08.04	Receivables from Other Related Parties	38,280	35,167
1.02.01.09	Other Noncurrent Assets	767,329	777,893
1.02.01.09.04	Recoverable Taxes	350,701	350,880
1.02.01.09.05	Restricted Deposits for Legal Proceeding	416,628	427,013
1.02.02	Investments	8,210,476	7,774,250
1.02.02.01	Investments in Associates	8,210,476	7,774,250
1.02.02.01.02	Investments in Associates	8,210,476	7,774,250
1.02.03	Property and Equipment, net	6,061,342	6,074,815
1.02.03.01	Property and Equipment in Use	5,974,134	5,911,544
1.02.03.02	Leased properties	27,077	32,210
1.02.03.03	In Progress	60,131	131,061
1.02.04	Intangible Assets	1,152,730	1,127,155
1.02.04.01	Intangible Assets	1,152,730	1,127,155
1.02.04.01.02	Intangible Assets	1,152,730	1,127,155

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Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
2	Total Liabilities	21,568,947	22,214,075
2.01	Current Liabilities	6,542,293	8,022,610
2.01.01	Payroll and Related Charges	372,826	368,584
2.01.01.01	Payroll Liabilities	50,190	67,385
2.01.01.02	Social Security Liabilities	322,636	301,199
2.01.02	Trade Accounts Payable	1,884,066	2,631,704
2.01.02.01	Local Trade Accounts Payable	1,806,142	2,529,066
2.01.02.02	Foreign Trade Accounts Payable	77,924	102,638
2.01.03	Taxes and Contributions Payable	192,815	365,382
2.01.03.01	Federal Tax Liabilities	180,765	335,395
2.01.03.01.01	Income and Social Contribution Tax Payable	20,365	132,077
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	17,782	67,524
2.01.03.01.03	Taxes Payable in Installments	142,618	135,794
2.01.03.02	State Tax Liabilities	12,050	29,987
2.01.04	Loans and Financing	1,806,752	1,973,889
2.01.04.01	Loans and Financing	750,009	917,290
2.01.04.01.01	In Local Currency	749,013	754,137
2.01.04.01.02	In Foreign Currency	996	163,153
2.01.04.02	Debentures	1,030,657	1,028,475
2.01.04.03	Financing by Leasing	26,086	28,124
2.01.05	Other Liabilities	2,282,517	2,661,800
2.01.05.01	Related Parties	2,091,733	2,224,015
2.01.05.01.01	Debts with Associated Companies	59	6,180
2.01.05.01.02	Debts with Subsidiaries	2,091,463	2,217,835
2.01.05.01.03	Debts with Controlling Shareholders	209	-
2.01.05.01.04	Debts with Others Related Parties	2	-
2.01.05.02	Other	190,784	437,785
2.01.05.02.01	Dividends and Interest on Equity Payable	630	151,480
2.01.05.02.04	Utilities	1,624	6,667
2.01.05.02.05	Rent Payable	44,708	53,027
2.01.05.02.06	Advertisement Payable	23,370	39,723
2.01.05.02.07	Pass-through to Third Parties	6,997	8,799
2.01.05.02.08	Financing Related to Acquisition of Real Estate	24,351	36,161
2.01.05.02.09	Deferred revenue	10,014	-
2.01.05.02.11	Other Accounts Payable	79,090	141,928
2.01.06	Provisions	3,317	21,251
2.01.06.02	Other Provisions	3,317	21,251
2.01.06.02.02	Provisions for Restructuring	3,317	21,251

Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	4,791,376	4,708,275
2.02.01	Loans and Financing	3,497,107	3,142,472
2.02.01.01	Loans and Financing	1,263,349	1,018,920
2.02.01.01.01	In Local Currency	961,437	1,018,920
2.02.01.01.02	In Foreign Currency	301,912	-
2.02.01.02	Debentures	2,097,207	1,998,705
2.02.01.03	Financing by Leasing	136,551	124,847
2.02.02	Other Liabilities	898,134	1,039,851
2.02.02.02	Other	898,134	1,039,851
2.02.02.02.03	Taxes Payable by Installments	875,486	991,717
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Other Accounts Payable	14,648	36,134
2.02.04	Provision for Contingencies	355,580	495,952
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	355,580	495,952
2.02.04.01.01	Tax Provisions	108,743	276,031
2.02.04.01.02	Social Security and Labor Provisions	161,417	149,196
2.02.04.01.04	Civil Provisions	85,420	70,725
2.02.06	Deferred revenue	40,555	30,000
2.02.06.02	Deferred revenue	40,555	30,000
2.03	Shareholders’ Equity	10,235,278	9,483,190
2.03.01	Paid-in Capital Stock	6,789,085	6,764,300
2.03.02	Capital Reserves	264,842	233,149
2.03.02.04	Granted Options	257,444	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,468,884	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,029,567	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	(48,743)	(37,332)
2.03.05	Retained Earnings/ Accumulated Losses	712,822	-
2.03.07	Cumulated Translation Adjustment	164	-
2.03.08	Other Comprehensive Income	(519)	-

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ITR – Quarterly Financial Information – September 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Individual Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 07/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 07/01/2013 to 09/30/2013	Year To Date Previous Period 01/01/2013 to 09/30/2013
3.01	Net Sales from Goods and/or Services	5,207,696	16,060,121	5,274,646	15,469,633
3.02	Cost of Goods Sold and/or Services Sold	(3,698,292)	(11,635,950)	(3,875,009)	(11,277,615)
3.03	Gross Profit	1,509,404	4,424,171	1,399,637	4,192,018
3.04	Operating Income/Expenses	(1,040,299)	(3,079,250)	(935,257)	(3,173,589)
3.04.01	Selling Costs	(885,256)	(2,650,076)	(810,702)	(2,409,423)
3.04.02	General and Administrative	(142,593)	(399,452)	(158,622)	(486,411)
3.04.05	Other Operating Expenses	(189,774)	(473,603)	(119,990)	(563,612)
3.04.05.01	Depreciation/Amortization	(109,369)	(320,923)	(105,877)	(305,620)
3.04.05.03	Other Operating Expenses	(73,829)	(136,245)	(19,155)	(258,808)
3.04.05.04	Income Related to Fixed Assets	(6,576)	(16,435)	5,042	816
3.04.06	Equity Pickup	177,324	443,881	154,057	285,857
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	469,105	1,344,921	464,380	1,018,429
3.06	Net Financial Expenses	(173,523)	(451,959)	(142,454)	(384,994)
3.06.01	Financial Revenue	37,894	141,806	49,769	160,248
3.06.02	Financial Expenses	(211,417)	(593,765)	(192,223)	(545,242)
3.07	Earnings Before Income and Social Contribution Taxes	295,582	892,962	321,926	633,435
3.08	Income and Social Contribution Taxes	(19,405)	(108,529)	(39,817)	(72,661)
3.08.01	Current	41,630	(58,958)	(52,014)	(98,718)
3.08.02	Deferred	(61,035)	(49,571)	12,197	26,057
3.09	Net Income from Continued Operations	276,177	784,433	282,109	560,774
3.11	Net Income for the Period	276,177	784,433	282,109	560,774
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	Common	0.98210	2.78951	1.00645	2.00062
3.99.01.02	Preferred	1.08031	3.06846	1.1071	2.20068
3.99.02	Earnings Diluted per Share
3.99.02.01	Common	0.9821	2.78951	1.00645	2.00062
3.99.02.02	Preferred	1.07787	3.06152	1.10215	2.19084

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ITR – Quarterly Financial Information – September 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	Year To Date Current Period 07/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 07/01/2013 to 09/30/2013	Year To Date Previous Period 01/01/2013 to 09/30/2013
4.01	Net income for the Period	276,177	784,433	282,109	560,774
4.02	Other Comprehensive Income	(355)	(355)	-	-
4.02.01	Translation Adjustment for the period	164	164	-	-
4.02.02	Defined benefit contribution plan	(519)	(519)	-	-
4.03	Comprehensive Income for the Period	275,822	784,078	282,109	560,774

Individual Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 01/01/2013 to 09/30/2013
6.01	Net Cash Flow Operating Activities	(585,268)	398,985
6.01.01	Cash Provided by the Operations	1,290,776	1,309,938
6.01.01.01	Net Income for the Period	784,433	560,774
6.01.01.02	Deferred Income and Social Contribution Taxes (note 21e)	49,571	(26,057)
6.01.01.03	Results from Disposal of Fixed Assets	16,435	(817)
6.01.01.04	Depreciation/Amortization	351,023	333,056
6.01.01.05	Net Financial Results	423,697	420,104
6.01.01.06	Adjustment to Present Value	(365)	808
6.01.01.07	Equity Pickup (note 13)	(443,881)	(285,857)
6.01.01.08	Provision for Contingencies (note 23)	(7,808)	197,162
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	-	2,706
6.01.01.10	Share-based Payment	31,693	29,658
6.01.01.11	Allowance for doubtful accounts	(2,195)	(43)
6.01.01.13	Provision for Obsolescence/breakage (note 10)	(6,729)	(3,556)
6.01.01.14	Other Operating Expenses	104,333	82,000
6.01.01.15	Deferred Revenue (note 23)	(9,431)	-
6.01.02	Changes in Assets and Liabilities	(1,876,044)	(910,953)
6.01.02.01	Accounts Receivable	132,271	267,401
6.01.02.02	Inventories	(120,247)	65,943
6.01.02.03	Recoverable Taxes	48,283	(70,852)
6.01.02.04	Other Assets	(39,044)	(40,394)
6.01.02.05	Related Parties	(547,026)	(367,945)
6.01.02.06	Restricted Deposits for Legal Proceeding	12,210	(77,463)
6.01.02.07	Trade Accounts Payable	(747,638)	(542,587)
6.01.02.08	Payroll Charges	4,242	62,411
6.01.02.09	Taxes and Social Contributions Payable	(334,630)	(153,500)
6.01.02.10	Other Accounts Payable	(149,175)	(31,404)
6.01.02.11	Contingencies	(165,290)	(22,563)
6.01.02.12	Deferred Revenue	30,000	-
6.02	Net Cash Flow Investment Activities	(389,815)	(536,741)
6.02.01	Capital Increase/Decrease on Subsidiaries (note 13)	(241)	-
6.02.02	Acquisition of Property and Equipment (note 15)	(311,934)	(491,173)
6.02.03	Increase Intangible Assets (note 16)	(92,075)	(68,239)
6.02.04	Sales of Property and Equipment	14,435	22,671
6.03	Net Cash Flow Financing Activities	(372,906)	(1,466,298)
6.03.01	Capital Increase/Decrease	24,785	11,749
6.03.02	Loans Obtained	1,279,202	-
6.03.03	Payments (note 18)	(1,447,548)	(1,246,182)
6.03.05	Payment of Dividends	(222,161)	(231,865)
6.03.06	Acquisition of Subsidiary	(7,184)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,347,989)	(1,604,054)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	2,851,220	2,890,331
6.05.02	Cash and Cash Equivalents at the End of Period	1,503,231	1,286,277

Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 09/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other compreehensive income	Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190
5.04	Capital Transactions with Shareholders	24,785	31,693	300	(71,611)	-	(14,833)
5.04.01	Capital Increases	24,785	-	-	-	-	24,785
5.04.03	Granted Options	-	29,274	-	-	-	29,274
5.04.06	Dividends	-	-	300	(71,611)	-	(71,311)
5.04.08	Capitalization of reserve	-	-	-	-	-	-
5.04.09	Granted Options recognized in subsidiaries	-	2,419	-	-	-	2,419
5.05	Total Comprehensive Income	-	-	-	784,433	(355)	784,078
5.05.01	Net Income for the Period	-	-	-	784,433	-	784,433
5.05.02	Other Comprehensive Income	-	-	-	-	(355)	(355)
5.05.02.04	Acumulated Translation Adjustment	-	-	-	-	164	164
5.05.02.06	Defined benefit plan	-	-	-	-	(519)	(519)
5.06	Internal Changes of Shareholders’ Equity	-	-	(17,157)	-	-	(17,157)
5.06.04	Gain (Loss) in Equity Interest	-	-	(5,745)	-	-	(5,745)
5.06.06	Transactions With Non-controlling Interest	-	-	(11,412)	-	-	(11,412)
		6,789,085	264,842	2,468,884	712,822	(355)	10,235,278

Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2013 to 09/30/2013

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725
5.04	Capital Transactions with Shareholders	49,774	(8,367)	-	(66,260)	-	(24,853)
5.04.01	Capital Increases	11,749	-	-	-	-	11,749
5.04.03	Granted Options	-	29,658	-	-	-	29,658
5.04.06	Dividends	-	-	-	(66,260)	-	(66,260)
5.04.08	Capitalization of reserve	38,025	(38,025)	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	560,774	-	560,774
5.05.01	Net Income for the Period	-	-	-	560,774	-	560,774
5.05.02	Other Comprehensive Income	-	-	-	-	-	-
5.05.02.04	Accumulated Translation Adjustment	-	-	-	-	-	-
5.06	Internal Changes of Shareholders’ Equity	-	-	(744)	-	-	(744)
5.06.04	Gain (Loss) in Equity Interest	-	-	(744)	-	-	(744)
5.07	Closing Balance	6,759,809	220,092	1,555,487	494,514	-	9,029,902

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Individual Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2013 to 09/30/2013
7.01	Revenues	17,449,169	16,888,061
7.01.01	Sales of Goods, Products and Services	17,420,502	16,859,968
7.01.02	Other Revenues	26,472	28,050
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,195	43
7.02	Raw Materials Acquired from Third Parties	(13,512,657)	(13,299,084)
7.02.01	Costs of Products, Goods and Services Sold	(12,004,674)	(11,871,472)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,507,983)	(1,427,612)
7.03	Gross Added Value	3,936,512	3,588,977
7.04	Retention	(351,023)	(333,056)
7.04.01	Depreciation and Amortization	(351,023)	(333,056)
7.05	Net Added Value Produced	3,585,489	3,255,921
7.06	Added Value Received in Transfer	585,687	446,105
7.06.01	Equity Pickup	443,881	285,857
7.06.02	Financial Revenue	141,806	160,248
7.07	Total Added Value to Distribute	4,171,176	3,702,026
7.08	Distribution of Added Value	4,171,176	3,702,026
7.08.01	Personnel	1,712,164	1,581,774
7.08.01.01	Direct Compensation	1,184,753	1,077,817
7.08.01.02	Benefits	349,393	397,220
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	106,695	95,167
7.08.01.04	Other	71,323	11,570
7.08.02	Taxes, Fees and Contributions	729,251	682,048
7.08.02.01	Federal	539,187	453,227
7.08.02.02	State	131,738	155,742
7.08.02.03	Municipal	58,326	73,079
7.08.03	Value Distributed to Providers of Capital	945,328	877,430
7.08.03.01	Interest	593,765	545,242
7.08.03.02	Rentals	351,563	332,188
7.08.04	Value Distributed to Shareholders	784,433	560,774
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	784,433	560,774

Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
1	Total Assets	39,228,113	38,008,352
1.01	Current Assets	18,329,165	18,609,735
1.01.01	Cash and Cash Equivalents	6,601,101	8,367,176
1.01.02	Financial Investments	-	24,453
1.01.02.01	Financial Investments Measured Fair Value	-	24,453
1.01.02.01.02	Marketable Securities	-	24,453
1.01.03	Accounts Receivable	3,161,616	2,743,033
1.01.03.01	Trade Accounts Receivable	2,931,351	2,515,666
1.01.03.02	Other Accounts Receivable	230,265	227,367
1.01.04	Inventories	7,454,993	6,381,544
1.01.06	Recoverable Taxes	750,042	907,983
1.01.06.01	Current Recoverable Taxes	750,042	907,983
1.01.07	Prepaid Expenses	230,951	92,279
1.01.08	Other Current Assets	130,462	93,267
1.01.08.01	Noncurrent Assets Held for Sales	21,574	39,133
1.01.08.03	Other	108,888	54,134
1.02	Noncurrent Assets	20,898,948	19,398,617
1.02.01	Long-term Assets	4,690,307	4,334,832
1.02.01.03	Accounts Receivable	779,464	744,834
1.02.01.03.01	Trade Accounts Receivable	95,792	114,899
1.02.01.03.02	Other Accounts Receivable	683,672	629,935
1.02.01.04	Inventories	171,757	172,280
1.02.01.06	Deferred Taxes	860,581	950,757
1.02.01.06.01	Deferred Income and Social Contribution Taxes	860,581	950,757
1.02.01.07	Prepaid Expenses	39,714	49,914
1.02.01.08	Receivables from Related Parties	263,810	172,836
1.02.01.08.01	Receivables from Associated Parties	12,395	683
1.02.01.08.03	Receivables from Controlling Shareholders	20,639	3,404
1.02.01.08.04	Receivables from Other Related Parties	230,776	168,749
1.02.01.09	Other Noncurrent Assets	2,574,981	2,244,211
1.02.01.09.04	Recoverable Taxes	1,662,811	1,429,021
1.02.01.09.05	Restricted Deposits for Legal Proceeding	912,170	815,190
1.02.02	Investments	393,433	309,528
1.02.02.01	Investments in Associates	393,433	309,528
1.02.02.01.01	Investments in Associates	393,433	309,528
1.02.03	Property and Equipment, net	9,396,080	9,053,600
1.02.03.01	Property and Equipment in Use	9,129,051	8,747,479
1.02.03.02	Leased properties	80,317	97,161
1.02.03.03	In Progress	186,712	208,960
1.02.04	Intangible Assets	6,419,128	5,700,657
1.02.04.01	Intangible Assets	6,419,128	5,700,657
1.02.04.01.02	Intangible Assets	6,419,128	5,700,657

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Consolidated Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
2	Total Liabilities	39,228,113	38,008,352
2.01	Current Liabilities	17,284,624	17,012,754
2.01.01	Payroll and Related Charges	1,009,915	796,188
2.01.01.01	Payroll Liabilities	148,258	166,087
2.01.01.02	Social Security Liabilities	861,657	630,101
2.01.02	Trade Accounts Payable	8,261,429	8,547,544
2.01.02.01	Local Trade Accounts Payable	8,160,296	8,406,225
2.01.02.02	Foreign Trade Accounts Payable	101,133	141,319
2.01.03	Taxes and Contributions Payable	733,175	968,462
2.01.03.01	Federal Tax Liabilities	584,204	737,422
2.01.03.01.01	Income and Social Contribution Tax Payable	44,407	166,535
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	388,658	426,589
2.01.03.01.03	Taxes Payable in Installments	151,139	144,298
2.01.03.02	State Tax Liabilities	142,368	226,644
2.01.03.03	Municipal Tax Liabilities	6,603	4,396
2.01.04	Loans and Financing	5,625,151	5,171,418
2.01.04.01	Loans and Financing	3,736,961	3,870,195
2.01.04.01.01	In Local Currency	3,735,965	3,665,660
2.01.04.01.02	In Foreign Currency	996	204,535
2.01.04.02	Debentures	1,849,963	1,244,893
2.01.04.03	Financing by Leasing	38,227	56,330
2.01.05	Other Liabilities	1,651,637	1,507,891
2.01.05.01	Related Parties	317,582	32,621
2.01.05.01.01	Debts with Associated Companies	-	9,012
2.01.05.01.03	Debts with Controlling Shareholders	295,269	-
2.01.05.01.04	Debts with Others Related Parties	22,313	23,609
2.01.05.02	Other	1,334,055	1,475,270
2.01.05.02.01	Dividends and Interest on Equity Payable	687	151,835
2.01.05.02.04	Utilities	9,383	22,314
2.01.05.02.05	Rent Payable	64,510	112,439
2.01.05.02.06	Advertisement Payable	62,831	89,050
2.01.05.02.07	Pass-through to Third Parties	414,025	226,008
2.01.05.02.08	Financing Related to Acquisition of Real Estate	31,158	36,161
2.01.05.02.09	Deferred revenue	138,966	114,749
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	72,015	69,014
2.01.05.02.12	Other Accounts Payable	540,480	653,700
2.01.06	Provisions	3,317	21,251
2.01.06.02	Other Provisions	3,317	21,251
2.01.06.02.02	Provisions for Restructuring	3,317	21,251

Consolidated Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 09.30.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	8,142,700	8,283,634
2.02.01	Loans and Financing	3,936,609	4,321,850
2.02.01.01	Loans and Financing	1,603,125	1,524,795
2.02.01.01.01	In Local Currency	1,301,213	1,524,795
2.02.01.01.02	In Foreign Currency	301,912	-
2.02.01.02	Debentures	2,097,207	2,598,544
2.02.01.03	Financing by Leasing	236,277	198,511
2.02.02	Other Liabilities	1,113,301	1,297,773
2.02.02.02	Other	1,113,301	1,297,773
2.02.02.02.03	Taxes Payable by Installments	953,793	1,072,849
2.02.02.02.04	Accounts Payable Related to Acquisition of Companies	53,705	107,790
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Pension Plan	6,761	-
2.02.02.02.07	Other Accounts Payable	91,042	105,134
2.02.03	Deferred taxes	1,128,864	1,060,852
2.02.03.01	Income and social taxes, deferred	1,128,864	1,060,852
2.02.04	Provision for Contingencies	1,153,436	1,147,522
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,153,436	1,147,522
2.02.04.01.01	Tax Provisions	452,266	674,898
2.02.04.01.02	Social Security and Labor Provisions	468,524	297,464
2.02.04.01.04	Civil Provisions	232,646	175,160
2.02.06	Deferred revenue	810,490	455,637
2.02.06.02	Deferred revenue	810,490	455,637
2.03	Shareholders’ Equity	13,800,789	12,711,964
2.03.01	Paid-in Capital Stock	6,789,085	6,764,300
2.03.02	Capital Reserves	264,842	233,149
2.03.02.04	Granted Options	257,444	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,468,884	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,029,567	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	(48,743)	(37,332)
2.03.05	Retained Earnings/ Accumulated Losses	712,822	-
2.03.07	Cumulated Translation Adjustment	164	-
2.03.08	Other Comprehensive Income	(519)	-
2.03.09	Non-Controlling Interest	3,565,511	3,228,774

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Consolidated Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	Year To Date Current Period 07/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 07/01/2013 to 09/30/2013	Year To Date Previous Period 01/01/2013 to 09/30/2013
3.01	Net Sales from Goods and/or Services	15,648,672	45,860,212	14,106,849	40,927,646
3.02	Cost of Goods Sold and/or Services Sold	(11,621,474)	(34,125,163)	(10,417,256)	(30,196,900)
3.03	Gross Profit	4,027,198	11,735,049	3,689,593	10,730,746
3.04	Operating Income/Expenses	(3,092,577)	(9,093,862)	(2,874,819)	(8,871,836)
3.04.01	Selling Costs	(2,525,218)	(7,431,324)	(2,298,827)	(6,792,426)
3.04.02	General and Administrative	(369,694)	(1,038,946)	(374,533)	(1,142,310)
3.04.05	Other Operating Expenses	(224,680)	(699,759)	(217,032)	(965,450)
3.04.05.01	Depreciation/Amortization	(206,807)	(589,388)	(200,968)	(591,003)
3.04.05.02	Income Related to Fixed Assets	(12,831)	(36,492)	7,505	(6,308)
3.04.05.03	Other Operating Expenses	(5,042)	(73,879)	(23,569)	(368,139)
3.04.06	Equity Pickup	27,015	76,167	15,573	28,350
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	934,621	2,641,187	814,774	1,858,910
3.06	Net Financial Expenses	(377,504)	(1,077,663)	(311,563)	(865,576)
3.06.01	Financial Revenue	158,515	491,466	145,504	416,178
3.06.02	Financial Expenses	(536,019)	(1,569,129)	(457,067)	(1,281,754)
3.07	Earnings Before Income and Social Contribution Taxes	557,117	1,563,524	503,211	993,334
3.08	Income and Social Contribution Taxes	(167,430)	(476,965)	(146,679)	(284,567)
3.08.01	Current	(54,089)	(300,229)	(135,432)	(278,124)
3.08.02	Deferred	(113,341)	(176,736)	(11,247)	(6,443)
3.09	Net Income from Continued Operations	389,687	1,086,559	356,532	708,767
3.11	Net Income for the Period	389,687	1,086,559	356,532	708,767
3.11.01	Attributed to Partners of Parent Company	276,177	784,433	282,109	560,774
3.11.02	Attributed to Noncontrolling Shareholders	113,510	302,126	74,423	147,993
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	Common	0.98210	2.78951	1.00645	2.00062
3.99.01.02	Preferred	1.08031	3.06846	1.1071	2.20068
3.99.02	Earnings Diluted per Share
3.99.02.01	Common	0.9821	2.78951	1.00645	2.00062
3.99.02.02	Preferred	1.07787	3.06152	1.10215	2.19084

Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	Year To Date Current Period 07/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 07/01/2013 to 09/30/2013	Year To Date Previous Period 01/01/2013 to 09/30/2013
4.01	Net Income for the Period	389,687	1,086,559	356,532	708,767
4.02	Other Comprehensive Income	(780)	(780)	-	-
4.02.01	Accumulated Translation adjustment	580	580	-	-
4.02.02	Defined Benefit Plan	(1,360)	(1,360)	-	-
4.03	Comprehensive Income for the Period	388,907	1,085,779	356,532	708,767
4.03.01	Attributed to Controlling Shareholders	275,822	784,078	282,109	560,774
4.03.02	Attributed to Non-Controlling Shareholders	113,085	301,701	74,423	147,993

Consolidated Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Previous Period 01/01/2013 to 09/30/2013
6.01	Net Cash Flow Operating Activities	48,110	809,999
6.01.01	Cash Provided by the Operations	3,236,340	2,878,149
6.01.01.01	Net Income for the Period	1,086,559	708,767
6.01.01.02	Deferred Income and Social Contribution Taxes (note 21)	176,736	6,443
6.01.01.03	Results from Disposal of Fixed Assets	36,492	6,308
6.01.01.04	Depreciation/Amortization	667,362	648,175
6.01.01.05	Net Finance Results	847,465	700,274
6.01.01.06	Adjustment to Present Value	(1,589)	6,871
6.01.01.07	Equity Pickup (note 13)	(76,167)	(28,350)
6.01.01.08	Provision for Contingencies (note 23)	118,159	310,076
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	-	2,809
6.01.01.10	Share-based Payment	31,693	29,658
6.01.01.11	Allowance for doubtful accounts	359,216	350,729
6.01.01.13	Provision for Obsolescence/breakage	(1,133)	(10,055)
6.01.01.15	Deferred revenue (note 25)	(24,680)	(41,494)
6.01.01.16	Other operation expenses (note 29)	16,045	187,938
6.01.01.17	Pension Plan (note 32)	182	-
6.01.02	Changes in Assets and Liabilities	(3,188,230)	(2,068,150)
6.01.02.01	Accounts Receivable	(478,437)	(77,123)
6.01.02.02	Inventories	(550,059)	(497,140)
6.01.02.03	Recoverable Taxes	53,480	(153,420)
6.01.02.04	Other Assets	(203,567)	(91,213)
6.01.02.05	Related Parties	(96,387)	(93,899)
6.01.02.06	Restricted Deposits for Legal Proceeding	(70,376)	(194,162)
6.01.02.07	Trade Accounts Payable	(1,407,477)	(548,913)
6.01.02.08	Payroll Charges	213,426	210,249
6.01.02.09	Taxes and Social Contributions Payable	(501,648)	(184,126)
6.01.02.10	Contingencies	(222,533)	(43,244)
6.01.02.11	Deferred revenue	201,211	-
6.01.02.12	Other Accounts Payable	(150,316)	(372,023)
6.01.02.16	Financial Investments	24,453	(23,136)
6.02	Net Cash Flow Investment Activities	(868,805)	(1,226,159)
6.02.01	Acquisition of Subsidiary	-	-
6.02.02	Capital Increase/Decrease on Subsidiaries (note 16)	(150)	-
6.02.03	Acquisition of Property and Equipment (note 15)	(897,960)	(1,157,971)
6.02.04	Increase Intangible Assets (note 16)	(221,822)	(139,562)
6.02.05	Sales of Property and Equipment	47,261	71,374
6.02.06	Net cash of Corporate reorganization (Note 13)	203,866	-
6.03	Net Cash Flow Financing Activities	(945,831)	(1,890,072)
6.03.01	Capital Increase/Decrease	24,785	11,749
6.03.02	Loans Obtained	4,960,259	3,877,056
6.03.03	Payments (note 18)	(5,633,787)	(5,481,539)
6.03.05	Payment of Dividends	(222,456)	(234,095)
6.03.06	Acquisition of Subsidiary (note 22)	(67,441)	(63,243)
6.03.07	Transactions with non-controlling interest	(7,191)	-
6.04	Exchange rate in Cash and equivalents	451	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,766,075)	(2,306,232)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	8,367,176	7,086,251
6.05.02	Cash and Cash Equivalents at the End of Period	6,601,101	4,780,019

Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 09/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other comprehensive income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190	3,228,774	12,711,964
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	-	9,483,190	3,228,774	12,711,964
5.04	Capital Transactions with Shareholders	24,785	31,693	300	(71,611)	-	(14,833)	1,360	(13,473)
5.04.01	Capital Increases	24,785	-	-	-	-	24,785	-	24,785
5.04.03	Granted Options	-	29,274	-	-	-	29,274	-	29,274
5.04.06	Dividends	-	-	300	(71,611)	-	(71,311)	-	(71,311)
5.04.09	Granted Options recognized in subsidiaries	-	2,419	-	-	-	2,419	1,360	3,779
5.05	Total Comprehensive Income	-	-	-	784,433	(355)	784,078	301,701	1,085,779
5.05.01	Net Income for the Period	-	-	-	784,433	-	784,433	302,126	1,086,559
5.05.02	Other Comprehensive Income	-	-	-	-	(355)	(355)	(425)	(780)
5.05.02.04	Accumulated Translation Adjustment	-	-	-	-	164	164	416	580
5.05.02.06	Defined Benefit Plan	-	-	-	-	(519)	(519)	(841)	(1,360)
5.06	Internal Changes of Shareholders’ Equity	-	-	(17,157)	-	-	(17,157)	33,676	16,519
5.06.04	Gain (Loss) in Equity Interest	-	-	(5,745)	-	-	(5,745)	(10,329)	(16,074)
5.06.06	Transactions With Non-controlling interest	-	-	(11,412)	-	-	(11,412)	44,005	32,593
5.07	Closing Balance	6,789,085	264,842	2,468,884	712,822	(355)	10,235,278	3,565,511	13,800,789

Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 09/30/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Other comprehensive income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with Shareholders	49,774	(8,367)	-	(66,260)	-	(24,853)	(98,946)	(123,799)
5.04.01	Capital Increases	11,749	-	-	-	-	11,749	-	11,749
5.04.03	Granted Options	-	29,658	-	-	-	29,658	-	29,658
5.04.06	Dividends	-	-	-	(66,260)	-	(66,260)	(98,946)	(165,206)
5.04.08	Capitalization of reserve	38,025	(38,025)	-	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	560,774	-	560,774	147,993	708,767
5.05.01	Net Income for the Period	-	-	-	560,774	-	560,774	147,993	708,767
5.05.02	Other Comprehensive Income	-	-	-	-	-	-	-	-
5.05.02.04	Cumulated Translation Adjustment	-	-	-	-	-	-	-	-
5.06	Internal Changes of Shareholders’ Equity	-	-	(744)	-	-	(744)	313	(431)
5.06.04	Transactions With Non-controlling Interest	-	-	-	-	-	-	-	-
5.06.05	Gain (Loss) in Equity Interest	-	-	(744)	-	-	(744)	313	(431)
5.07	Closing Balance	6,759,809	220,092	1,555,487	494,514	-	9,029,902	2,622,586	11,652,488

FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 01/01/2014 to 09/30/2014	Year To Date Current Period 01/01/2013 to 09/30/2013
7.01	Revenues	50,518,916	45,435,188
7.01.01	Sales of Goods, Products and Services	50,862,198	45,717,075
7.01.02	Other Revenues	15,934	68,842
7.01.04	Allowance for/Reversal of Doubtful Accounts	(359,216)	(350,729)
7.02	Raw Materials Acquired from Third Parties	(39,043,184)	(34,595,030)
7.02.01	Costs of Products, Goods and Services Sold	(34,867,364)	(30,729,890)
7.02.02	Materials, Energy, Outsourced Services and Other	(4,175,820)	(3,865,140)
7.03	Gross Added Value	11,475,732	10,840,158
7.04	Retention	(667,362)	(648,175)
7.04.01	Depreciation and Amortization	(667,362)	(648,175)
7.05	Net Added Value Produced	10,808,370	10,191,983
7.06	Added Value Received in Transfer	574,279	444,528
7.06.01	Equity Pickup	76,167	28,350
7.06.02	Financial Revenue	491,466	416,178
7.06.03	Others	6,646	-
7.07	Total Added Value to Distribute	11,382,649	10,636,511
7.08	Distribution of Added Value	11,382,649	10,636,511
7.08.01	Personnel	4,612,723	4,215,072
7.08.01.01	Direct Compensation	3,337,958	3,055,279
7.08.01.02	Benefits	798,585	780,667
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	298,541	270,787
7.08.01.04	Other	177,639	108,339
7.08.01.04.01	Interest	161,648	108,339
7.08.02	Taxes, Fees and Contributions	3,003,525	3,417,684
7.08.02.01	Federal	1,934,777	2,101,497
7.08.02.02	State	893,569	1,152,184
7.08.02.03	Municipal	175,179	164,003
7.08.03	Value Distributed to Providers of Capital	2,679,842	2,294,988
7.08.03.01	Interest	1,569,129	1,281,754
7.08.03.02	Rentals	1,110,713	1,013,234
7.08.04	Value Distributed to Shareholders	1,086,559	708,767
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	784,433	560,774
7.08.04.04	Noncontrolling Interest in Retained Earnings	302,126	147,993

3Q14 Earnings Release

São Paulo, Brazil, October 30, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the third quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

Consolidated

EBITDA advances 12.7% due to higher operating efficiency in all business, with EBITDA margin expanding 20 basis points

Net income of R$390 million, increasing 9.3% from 3Q13

Net sales grows 10.9% to R$15.6 billion; Organic growth accelerates, with 50 new stores opened in the quarter and 146 in the last 12 months..

Food Business (Multivarejo + Assaí)

EBITDA growth of 8.5%, with EBITDA margin expanding 20 basis points resulting from the growth of Assaí as well as margin expansion of Multivarejo

Gross margin reaches 25.1%, 40 basis points above the previous year ; Net income of R$185 million, growth of 4.9% compared to 3Q13.

Via Varejo

EBITDA Margin improves 130 basis points to 10.0% due to productivity and efficiency initiatives, favorable mix and good performance of the financial services

Gross margin of 32.9%, improving 150 basis points; Net income of R$224 million, advancing 21.9% higher than 3Q13.

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ

Gross Revenue (3)	17,356	15,753	10.2%	8,941	8,481	5.4%	5,964	6,062	-1.6%
Net Revenue (3)	15,649	14,107	10.9%	8,253	7,774	6.2%	5,280	5,258	0.4%
Gross Profit	4,027	3,690	9.2%	2,071	1,919	7.9%	1,738	1,649	5.4%
Gross Margin	25.7%	26.2%	-50 bps	25.1%	24.7%	40 bps	32.9%	31.4%	150 bps
Total Operating Expenses	(2,886)	(2,674)	7.9%	(1,490)	(1,384)	7.7%	(1,219)	(1,201)	1.5%
% of Net Revenue	18.4%	19.0%	-60 bps	18.1%	17.8%	30 bps	23.1%	22.8%	30 bps
EBITDA (4)	1,168	1,036	12.7%	593	546	8.5%	529	456	16.1%
EBITDA Margin	7.5%	7.3%	20 bps	7.2%	7.0%	20 bps	10.0%	8.7%	130 bps
Adjusted EBITDA(5)	1,186	1,052	12.7%	608	564	7.7%	544	454	19.9%
Adjusted EBITDA Margin	7.6%	7.5%	10 bps	7.4%	7.3%	10 bps	10.3%	8.6%	170 bps
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(171)	(132)	29.3%	(147)	(144)	2.3%
% of Net Revenue	2.4%	2.2%	20 bps	2.1%	1.7%	40 bps	2.8%	2.7%	10 bps
Company's Net Profit	390	357	9.3%	185	176	4.9%	224	184	21.9%
Net Margin	2.5%	2.5%	0 bps	2.2%	2.3%	-10 bps	4.3%	3.5%	80 bps

(1) Includes results of Cnova: Cnova Brasil + Cdiscount Group. For further details please refer to page 3. (2) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net revenues; (3) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes. (4) Earnings before interest, tax, depreciation and amortization; (5)Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

Sales Performance

	Net Sales
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Consolidated (1)	15,649	14,107	10.9%	45,860	40,928	12.1%
Food Businesses	8,253	7,774	6.2%	24,923	22,533	10.6%
Multivarejo (2)	6,156	6,176	-0.3%	19,048	18,197	4.7%
Assaí	2,097	1,598	31.2%	5,874	4,336	35.5%
Non-Food Businesses	7,413	6,335	17.0%	20,977	18,404	14.0%
Cnova (3)	2,116	1,075	96.9%	4,707	2,882	63.3%
Via Varejo (4)	5,297	5,260	0.7%	16,270	15,523	4.8%

Net 'Same-Store' Sales
	3Q14	9M14
Consolidated (1)	3.0%	6.5%
By category
Food(5)	2.3%	5.3%
Non-Food(6)	3.6%	7.5%
By business
Multivarejo + Assaí	0.6%	4.5%
Cnova (3)	22.8%	33.3%
Via Varejo (4)	0.2%	3.6%

(1) Excludes revenue from intercompany transactions; (2) Pão de Açúcar and Extra banners, including revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes. (3) Cnova: Cnova Brasil + Cdiscount Group. For Cdiscount, there was consolidation of sales in August and September only. Includes revenue from commissions in the marketplace, not considering merchandise volume; (4) Includes revenue from intercompany transactions; (5) Includes the food categories of Multivarejo and Assaí and excludes the non-food categories of Multivarejo; (6) Includes the non-food categories of Multivarejo, Cnova and Via Varejo.

Sales Performance – Consolidated

The multiformat structure, intra-group synergies and multi-channel initiatives have allowed the GPA to provide sales growth despite a more challenging scenario. In the Food segment, there was an increase of 6.2% and in the Non-Food which comprises Via Varejo and e-commerce there was a 17.0% growth.

Net sales amounted to R$15.7 billion, increasing 10.9%, driven by the 146 new stores opened in the last 12 months and the same-store sales growth of 3.0%. Excluding the effect of Cdiscount consolidation, for comparison purpose, total net sales would have grown by 5.7% in 3Q14. The quarter was impacted by the strong comparison base in 3Q13 which posted same store sales growth of 11.8% and by macroeconomic scenario, which mainly affected the performance of non-food categories.

The Company accelerated its organic growth in the quarter, mainly in the Assaí, Pão de Açúcar and convenience stores formats. In the quarter were inaugurated 50 new stores, bringing to 96 the total number of new stores opened in the year to date.

✓ Food: same-store sales growth of 2.3%, positively impacted by meat, poutry and beverage categories.,The strong comparison base in the previous year of 9.5% impacted the quarter performance;

✓ Non-food: same-store sales increased 3.6%. The highlights were the smartphones and white line categories, which improved along the last months of the quarter.  The period was negatively affected by the anticipation of television sales in June due to World Cup. Additionally, it is important to highlight the strong comparison base of non-food category that posted 13.5% growth in the same quarter of the previous year.

Food Businesses (Multivarejo + Assaí)

✓ Net sales grew 6.2%, with 35 new stores opened in the period, of which 33 were convenience stores (33 Minimercado Extra and 2 Minuto Pão de Açúcar) and 2 were Assaí stores. On a same-store basis, sales growth was 0.6%, mainly impacted by durable goods sales at hypermarkets;

✓ At Multivarejo, the best-performing banners in the quarter were Pão de Açúcar and Minimercado Extra, continuing the trend observed in recent quarters. Private-label brands continued to register robust growth and maintained their contribution to sales at over 10%;

✓ Assaí maintained its trend of strong gross sales growth (31.2%), driven by solid same-store sales performance and the significant contribution from new store openings. Two new stores were opened in the quarter, one of which was in a new state, bringing the total number of stores in the banner to 80 and expanding the banner's footprint to 50% of the country's states. A total of 11 stores were opened in the last 12 months. Assaí plans to accelerate its pace of expansion over the coming quarters. The new store openings will be concentrated in the Northeast, a region that already has 13 stores (over 15% of total stores).

Via Varejo

✓ Net sales amounted to R$5.3 billion, increasing by 0.7% and by 0.2% on a same-store basis. Excluding the impact from the 32 stores closed in 2Q14 to comply with Brazil’s antitrust authority CADE, net sales growth on a total-store basis would be 2.3%;

✓ Sales were impacted by the negative performance in July due to the shorter business hours at stores during the World Cup and by the slowdown in consumption in the weeks following the event;

✓ Note that sales gradually recovered in August and especially in September, led by the smartphone and white line categories;

✓ A total of 15 new stores were opened in the quarter, of which 11 were under the Casas Bahia banner and 4 under the Ponto Frio banner. Twenty-nine new stores were opened in the year to date and 55 were opened in the last 12 months.

Cnova

As announced on July 24, the corporate reorganization required for the implementation of the e-commerce Business Combination (Cnova) was completed. Cnova is indirectly owned by CBD, Via Varejo and certain founding shareholders of Nova Pontocom, which hold participation of 53.5%.

The following tables reflect the operation of Cnova in the third quarter of 2013 and 2014. It is important to mention that these figures differ from the table on page 1, which reflects the GPA vision: consolidation of Cdiscount into Cnova in August and September of 2014.

✓  The e-commerce segment, Cnova, is formed by the operations of Cnova Brasil and Cdiscount in France, including its specialized websites and international websites.

3Q13	3Q14	Growth
CNOVA			
GMV[1] (business volume) (in M€)	849.1	1,100.8	**+29.6%**
GMV Proforma[2] (in M€)	849.1	1,102.8	**+29.9%**
Net Sales (in M€)	685.4	842.1	**+22.9%**
Net Sales Proforma[2] (in M€)	685.4	844.1	**+23.2%**
Active clients[3] (in millions)	10.1	12.9	**+27.6%**
Volume of requests[4] (in millions)	5.6	7.8	**+39.0%**
Units sold (in millions)	9.8	13.5	**+38.9%**

CDISCOUNT			
GMV (business volume) (in M€)	454.0	560.9	+23.5%
GMV Proforma (in M€)	454.0	563.0	+24.0%
Net Sales (in M€)	336.4	384.2	+14.2%
Net Sales Proforma (in M€)	336.4	386.2	+14.8%
Share of sales of the marketplace[5] (%)	12.5%	20.5%	+800 bp
Share of sales through smartphone/tablet (%)	12.2%	19.3%	+713 bp

CNOVA BRASIL			
GMV (business volume) (in MBRL)	1,193.2	1,628.4	+36.5%
Net Sales (in MBRL)	1,055.3	1,380.6	+30.8%
Share of sales of the marketplace[5] (%)	1.94%	11.86%	+992 bp
Share of sales through smartphone/tablet (%)	3.95%	9.80%	+584 bp

(1) GMV: Gross Merchandise Volume TTC (business volume, including direct sales, merchandise volume in the marketplace and other revenues, after returns, including taxes); (2) Proforma includes all the international websites of Cdiscount to reflect in advance the consolidation to be carried out in the fourth quarter of 2014; (3) Active customers at the end of September who made at least 1 purchase in the last 12 months; (4) Total orders placed by customers prior to cancelation due to fraud, payment incidents and cut-off; (5) Share of sales in the marketplace through the website www.cdiscount.com; (6) Share of sales in the marketplace through the website www.extra.com.br.

Operating Performance

	Consolidated (*)

(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue (1)	17,356	15,753	10.2%	50,862	45,717	11.3%
Net Revenue (1)	15,649	14,107	10.9%	45,860	40,928	12.1%
Gross Profit	4,027	3,690	9.2%	11,735	10,731	9.4%
Gross Margin	25.7%	26.2%	-50 bps	25.6%	26.2%	-60 bps
Selling Expenses	(2,525)	(2,299)	9.8%	(7,431)	(6,792)	9.4%
General and Administrative Expenses	(370)	(375)	-1.3%	(1,039)	(1,142)	-9.0%
Equity Income	27	16	73.5%	76	28	168.7%
Other Operating Revenue (Expenses)	(18)	(16)	11.3%	(110)	(374)	-70.5%
Total Operating Expenses	(2,886)	(2,674)	7.9%	(8,504)	(8,281)	2.7%
% of Net Revenue	18.4%	19.0%	-60 bps	18.5%	20.2%	-170 bps
Depreciation (Logistic)	27	21	-31.1%	77	57	-34.8%
EBITDA	1,168	1,036	12.7%	3,308	2,507	31.9%
EBITDA Margin	7.5%	7.3%	20 bps	7.2%	6.1%	110 bps
Adjusted EBITDA (2)	1,186	1,052	12.7%	3,418	2,882	18.6%
Adjusted EBITDA Margin	7.6%	7.5%	10 bps	7.5%	7.0%	50 bps

(1) Includes leasing revenue from commercial galleries. Prior periods have been reclassified for comparative purposes; (2) EBITDA adjusted by Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

The Company’s gross margin in the quarter contracted by 50 basis points, reflecting the higher contribution from Assaí and Cnova (*).

Selling, general and administrative expenses as a percentage of net revenue fell 50 basis points, from 19.0% in 3Q13 to 18.5% in 3Q14, reflecting the efficiency gains and greater discipline in controlling expenses.

EBITDA amounted to R$1.168 billion, increasing 12.7% from 3Q13, with EBITDA margin expanding 20 basis points. EBITDA adjusted by the line Other Operating Income and Expenses came to R$1.186 billion, with margin of 7.6%, driven by margin gains at Via Varejo, Multivarejo and Assaí.

In 9M14, EBITDA stood at R$3.308 billion, with EBITDA margin of 7.2%. EBITDA adjusted by the line Other Operating Income and Expenses came to R$3.418 billion, growing 18.6%, with margin expansion of 50 basis points.

(*) As mentioned on page 3, the reorganization required for implementing the Combination of the E-Commerce Businesses (Cnova) was concluded on July 24. Therefore, the consolidation of Cdiscount into GPA corresponds only to the months of August and September 2014.

All tables and commentary below include results of Cnova Consolidated, except where indicated.

	Multivarejo

(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue (1)	6,675	6,743	-1.0%	20,671	19,951	3.6%
Net Revenue (1)	6,156	6,176	-0.3%	19,048	18,197	4.7%
Gross Profit	1,779	1,698	4.8%	5,319	5,058	5.1%
Gross Margin	28.9%	27.5%	140 bps	27.9%	27.8%	10 bps
Selling Expenses	(1,111)	(1,025)	8.4%	(3,340)	(3,067)	8.9%
General and Administrative Expenses	(163)	(183)	-10.6%	(467)	(562)	-17.0%
Equity Income	20	10	100.1%	55	20	175.8%
Other Operating Revenue (Expenses)	(15)	(18)	-16.5%	(106)	(302)	-64.7%
Total Operating Expenses	(1,268)	(1,215)	4.4%	(3,858)	(3,911)	-1.3%
% of Net Revenue	20.6%	19.7%	90 bps	20.3%	21.5%	-120 bps
Depreciation (Logistic)	12	11	-7.0%	34	32	-9.1%
EBITDA	522	494	5.7%	1,495	1,179	26.8%
EBITDA Margin	8.5%	8.0%	50 bps	7.9%	6.5%	140 bps
Adjusted EBITDA (2)	537	512	4.9%	1,602	1,481	8.2%
Adjusted EBITDA Margin	8.7%	8.3%	40 bps	8.4%	8.1%	30 bps

(1) Includes leasing revenue from commercial galleries. Prior periods have been reclassified for comparative purposes; (2) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Commercial initiatives focused on price competitiveness remained a part of the strategy at Multivarejo in 3Q14. Among the factors that contributed to the gross margin expansion of 140 basis points include:

(i)   revenue growth at leasing of commercial galleries;

(ii)  increased participation of formats that operates with higher-margin (i.e. Pão de Açúcar and Minimercado Extra) in the sales mix of Multivarejo; and

(iii) lower share of non-food categories in total sales, reflecting the macroeconomic scenario.

Selling, general and administrative expenses came to R$1.274 billion, growing by 5.5% compared to 3Q13, which is below the rate of inflation in the last 12 months. For yet another quarter, the disciplined control of corporate and operating expenses supported continued reinvestment in price competitiveness, as mentioned above.

EBITDA amounted to R$522 million, with EBITDA margin expanding 50 basis points compared to 3Q13. EBITDA adjusted by the line Other Operating Income and Expenses came to R$537 million, with adjusted EBITDA margin expanding 40 basis points.

In 9M14, EBITDA amounted to R$1.495 billion, with EBITDA margin of 7.9%. Adjusted for the line Other Operating Income and Expenses, EBITDA amounted to R$1.602 billion, increasing 8.2% on the prior-year period to outpace revenue growth in the period. Adjusted EBITDA margin improved by 30 basis points from 9M13.

	Assaí
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue	2,266	1,738	30.4%	6,336	4,723	34.2%
Net Revenue	2,097	1,598	31.2%	5,874	4,336	35.5%
Gross Profit	291	221	31.7%	804	597	34.8%
Gross Margin	13.9%	13.8%	10 bps	13.7%	13.8%	-10 bps
Selling Expenses	(194)	(148)	31.1%	(549)	(407)	34.8%
General and Administrative Expenses	(27)	(21)	30.4%	(67)	(54)	25.2%
Other Operating Revenue (Expenses)	(0)	(0)	N/A	(0)	1	-
Total Operating Expenses	(222)	(169)	30.9%	(616)	(460)	34.0%
% of Net Revenue	10.6%	10.6%	0 bps	10.5%	10.6%	-10 bps
Depreciation (Logistic)	1	0	N/A	2	0	N/A
EBITDA	71	52	35.4%	190	137	38.5%
EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.2%	0 bps
Adjusted EBITDA (1)	71	52	35.4%	190	136	39.7%
Adjusted EBITDA Margin	3.4%	3.3%	10 bps	3.2%	3.1%	10 bps

(1) EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Assaí maintained its pace of sales growth in the quarter, with net sales revenue advancing 31.2% to R$2.097 billion. This performance is explained by the result of the performance of the new stores which have exceeded expectations and the consistent same-store growth registered by the banner. A total of 11 stores were opened in the last 12 months. This quarter, Assaí reached a total of 80 stores and expanded its footprint to 50% of Brazilian states. The expansion plan will be intensified over the coming quarters.

Despite the significant expansion in stores, expenses as a ratio of net sales revenue have remained in line with last year. As a result, EBITDA reached R$71 million in the quarter, or 35.4% more than in 3Q13, and outpaced revenue growth in the period. EBITDA margin was 3.4%, expanding by 10 basis points from 3Q13.

In 9M14, EBITDA came to R$190 million, increasing 38.5% from 9M13. Adjusted for Other Operating Income and Expenses, EBITDA amounted to R$190 billion, increasing 39.7% on the prior-year period to outpace revenue growth in the period. Adjusted EBITDA margin improved by 10 basis points compared to 9M13.

	Via Varejo (1)
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ
Gross Revenue	5,964	6,062	-1.6%	18,474	17,820	3.7%
Net Revenue	5,280	5,258	0.4%	16,230	15,513	4.6%
Gross Profit	1,738	1,649	5.4%	5,143	4,802	7.1%
Gross Margin	32.9%	31.4%	150 bps	31.7%	31.0%	70 bps
Selling Expenses	(1,089)	(1,088)	0.1%	(3,280)	(3,207)	2.3%
General and Administrative Expenses	(124)	(120)	3.2%	(376)	(413)	-9.0%
Equity Income	8	6	50.6%	23	8	168.7%
Other Operating Revenue (Expenses)	(15)	2	-	(15)	(76)	-80.1%
Total Operating Expenses	(1,219)	(1,201)	1.5%	(3,649)	(3,689)	-1.1%
% of Net Revenue	23.1%	22.8%	30 bps	22.5%	23.8%	-130 bps
Depreciation (Logistic)	11	7	-49.5%	31	19	-64.4%
EBITDA	529	456	16.1%	1,526	1,133	34.7%
EBITDA Margin	10.0%	8.7%	130 bps	9.4%	7.3%	210 bps
Adjusted EBITDA (2)	544	454	19.9%	1,541	1,209	27.5%
Adjusted EBITDA Margin	10.3%	8.6%	170 bps	9.5%	7.8%	170 bps

(1)   Some numbers presented in this release differ from those in the Via Varejo release due to effects of intercompany transactions.

(2)   EBITDA adjusted by the line Other Operating Income and Expenses to eliminate nonrecurring income and expenses.

Gross margin expanded by 150 basis points, which is basically explained by (i) the ongoing productivity initiatives, such as capturing efficiency gains in logistics and assembly; (ii) the good performance of financial services and other services; and (iii) the favorable product mix, led by smartphones.

The plan to capture efficiency gains in expenses continued to be implemented in various areas of the company during the quarter. The highlights were the improvements in delivery logistics, higher efficiency gains in store processes and the streamlining of general expenses. These gains helped keep the increase in selling, general and administrative expenses in line with net sales revenue, mitigating the effects of higher costs driven by inflation.

As a result, EBITDA amounted to R$529 million in the quarter, increasing 16.1% from 3Q13. Adjusted for the line Other Operating Income and Expenses, EBITDA amounted to R$544 million, increasing 19.9% on 3Q13, with this figure more accurately reflecting the Company's operating performance. Adjusted EBITDA margin stood at 10.3% in the quarter, expanding 170 basis points.

In 9M14, adjusted EBITDA amounted to R$1.541 billion, increasing 27.5% compared to 9M13. Adjusted EBITDA margin stood at 9.5%, expanding 170 basis points from 9M13.

Indebtedness

	Consolidated
(R$ million)	09.30.2014	09.30.2013

Short Term Debt	(2,999)	(2,228)
Loans and Financing	(1,149)	(1,124)
Debentures	(1,850)	(1,104)
Long Term Debt	(3,817)	(4,621)
Loans and Financing	(1,719)	(1,724)
Debentures	(2,097)	(2,897)
Total Gross Debt	(6,815)	(6,849)
Cash and Financial investments	6,601	4,803
Net Cash (Debt)	(214)	(2,046)
EBITDA (1)	4,615	3,839
Net Debt / EBITDA(1)	0.05x	0.53x
Payment Book - Short Term	(2,627)	(2,521)
Payment Book - Long Term	(120)	(120)
Net Debt with payment book	(2,961)	(4,687)
Net Debt with Payment Book / EBITDA(1)	0.64x	1.22x

(1) EBITDA in the last 12 months.

Net debt stood at R$214 million at the end of September of 2014, decreasing by R$1.832 billion from a year earlier. The reduction in net debt volume is explained by the higher cash generation in the period and improvement in working capital, as well the cash inflow of the public offering by Via Varejo . As a result, the Net Debt/EBITDA ratio decreased from 0.53x to 0.05x, in line with the level of the previous quarter.

Net debt, including Via Varejo’s payment book operation, stood at R$2.961 billion, decreasing R$1.726 billion from September 2013. The ratio of Net Debt with payment book/EBITDA stood at 0.64x at the end of 3Q14.

Financial Result

			Consolidated
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ

Financial Revenue	159	146	8.9%	491	416	18.1%
Financial Expenses	(536)	(457)	17.3%	(1,569)	(1,282)	22.4%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
% of Net Revenue	2.4%	2.2%	20 bps	2.3%	2.1%	20 bps
Charges on Net Bank Debt	(84)	(61)	38.9%	(192)	(170)	12.7%
Cost of Discount of Receivables of Payment Book	(86)	(68)	26.1%	(251)	(192)	30.8%
Cost of Sale of Receivables of Credit Card	(171)	(157)	8.9%	(536)	(417)	28.5%
Restatement of Other Assets and Liabilities	(36)	(25)	41.7%	(100)	(87)	14.7%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
.

.

The net financial result was an expense of R$378 million, increasing 21.2% from 3Q13, though lagging the cumulative increase of 29% in the interest rate (CDI) in the period. As a ratio of net revenue, the net financial expense increased from 2.2% in 3Q13 to 2.4% in 3Q14.

The main variations in net financial (income) expenses were:

•       Increase of R$ 23 million in bank debt charges, primarily due to the higher interest rate (CDI), which was partially offset by the higher yields earned on the cash in the period;

•       Increase of R$18 million in the cost of discount of receivables from payment books, which rose 26.1%, lagging the increase in the CDI rate. As a ratio of net revenue, this cost remained at 0.5% compared to 3Q13 ;

•        Growth of R$14 million in the cost of sale of credit card receivables, with variation of 8.9%, significantly below the increase in the interest rate due to the lower frequency of sales receivable.

Sales of receivables volume (cards and payment books) amounted to R$8.3 billion in the period.

Net Income

	Consolidated
(R$ million)	3Q14	3Q13	Δ%	9M14	9M13	Δ%

EBITDA	1,168	1,036	12.7%	3,308	2,507	31.9%
Depreciation (Logistic)	(27)	(21)	31.1%	(77)	(57)	34.8%
Depreciation and Amortization	(207)	(201)	2.9%	(589)	(591)	-0.3%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(1,078)	(866)	24.5%
Income Before Income Tax	557	503	10.7%	1,564	993	57.4%
Income Tax	(167)	(147)	14.1%	(477)	(285)	67.6%
Company's net income	390	357	9.3%	1,087	709	53.3%
Net Margin	2.5%	2.5%	0 bps	2.4%	1.7%	70 bps
Net Income - Controlling Shareholders	276	282	-2.1%	784	561	39.9%
Net Margin - Controllings Shareholders	1.8%	2.0%	-20 bps	1.7%	1.4%	30 bps
Total Nonrecurring	(18)	(16)	11.3%	(110)	(374)	-70.5%
Income Tax from Nonrecurring	12	5	134.9%	32	106	-70.0%
Adjusted Net Income (1)	396	367	7.6%	1,165	978	19.2%
Adjusted Net Margin	2.5%	2.6%	-10 bps	2.5%	2.4%	10 bps

(1)   Net Income adjusted by Other Operating Income and Expenses, thus eliminating non-recurring income and expenses as well as the respective effects of income tax

The Company net income amounted to R$390 million, growing 9.3% on the prior-year period, with net margin of 2.5%. The net income was driven mainly by the higher profitability at Assaí, Multivarejo and Via Varejo. The net income adjusted by Other Operating Income and Expenses totaled R$ 396 million.

Net income attributable to controlling shareholders decreased 2.1% in the period, reflecting the change in the equity interest in Via Varejo, from 52.4% in 3Q13 to 43.3% in 3Q14.

In 9M14 net income totaled R$ 1.087 billion, with a margin of 2.4%. Adjusted for Other Operating Income and Expenses, net income totaled R $ 1.165 billion, an increase of 19.2% compared to 9M13.

                                                                                                           .

Simplified Cash Flow Statement

		Consolidated
(R$ million)	3Q14	3Q13	9M14	9M13

Cash Balance at beginning of period	5,356	5,037	8,367	7,086
Cash Flow from operating activities	769	208	48	810
EBITDA	1,168	1,036	3,308	2,507
Cost of Sale of Receivables	(257)	(226)	(786)	(608)
Working Capital	(382)	(539)	(2,436)	(1,123)
Assets and Liabilities Variation	240	(64)	(37)	35
Cash flow from investment activities	(308)	(452)	(869)	(1,226)
Net Investment	590	715	29	(68)
Aquisition and Others	(898)	(1,166)	(898)	(1,158)
Change on net cash after investments	462	(244)	(821)	(416)
Cash Flow from financing activities	783	(13)	(946)	(1,890)
Dividends payments and others	(36)	(33)	(222)	(234)
Net Proceeds	819	20	(723)	(1,656)
Change on net cash	1,245	(257)	(1,766)	(2,306)
Cash Balance at end of period	6,601	4,780	6,601	4,780
Net debt	(214)	(2,046)	(214)	(2,046)

The cash balance in the end of 3Q14 was R$6.601 billion, growth of R$ 1.245 billion compared to the beginning of the quarter, arising mainly due to the following factors:

(i)   Increase in cash generation from higher operating efficiency of the business;

(ii)  Improvement of 3 days(1) in working capital

(iii) Inflow of approximately R$900 million due to issuance Debentures in the quarter.

(1)In days of COGS

Capital Expenditure

			Consolidated				Food Businesses				Via Varejo
(R$ million)	3Q14	3Q13	Δ	9M14	9M13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	”

New stores and land acquisition	132	169	-21.8%	354	570	-37.9%	104	155	-32.9%	29	14	101.1%
Store renovations and conversions	88	120	-27.0%	218	359	-39.2%	53	81	-34.4%	36	40	-9.7%
Infrastructure and Others	297	149	99.4%	539	351	53.4%	177	85	107.0%	79	38	107.4%
Non-cash Effect
Financing Assets	15	32	-52.6%	9	17	-47.6%	15	32	-52.6%	-	-	-
Total	532	471	13.1%	1,120	1,298	-13.7%	349	353	-1.1%	144	93	56.0%

The Group’s investments amounted to R$532 million in the quarter. Multivarejo and Assaí accounted for 66% of total investment, followed by Via Varejo with 27%.

In the third quarter, the Group opened 50 new stores: 31 Minimercado Extra, 2 Minuto Pão de Açúcar, 2 Assaí, 11 Casas Bahia and 4 Pontofrio.

In the year to September, the Group opened 52 Minimercado Extra, 3 Minuto Pão de Açúcar, 1 Pão de Açúcar, 3 Extra Hiper, 5 Assaí, 25 Casas Bahia and 4 Pontofrio, as well as 3 drugstores, for a total of 96 store openings.

During the year, the greater discipline exercised in allocating investments to new stores and renovations is explained by the better negotiations for new store openings and the review of construction methods, as well as other initiatives that optimized CAPEX per square meter.

For the coming quarters, the Company will continue to focus on organic growth, with acceleration in the pace of store openings compared to prior quarters.

Dividends

The meeting of the Board of Directors held on October 30, 2014 approved the distribution of interim dividends based on the net income recorded on the balance sheet of September 30, 2014, in the amount of R$35.8 million, which corresponds to R$0.14 per preferred share and R$0.127272 per common share. Shareholders of record on November 10, 2014 will be entitled to the payment. As of November 11, 2014, the shares will trade ex-dividends. Payment will be effected on November 21, 2014.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
		Consolidated			Food Businesses
(R$ million)	09.30.2014	06.30.2014	09.30.2013	09.30.2014	06.30.2014	09.30.2013
Current Assets	18,329	15,669	14,849	6,998	6,407	6,336
Cash and Marketable Securities	6,601	5,379	4,803	2,884	2,307	2,492
Accounts Receivable	2,931	2,497	2,365	147	158	207
Credit Cards	317	273	235	47	58	108
Payment book	2,208	2,259	2,149	-	-	-
Sales Vouchers and Others	571	174	200	85	79	84
Allowance for Doubtful Accounts	(325)	(231)	(233)	(1)	(1)	(0)
Resulting from Commercial Agreements	160	22	15	15	22	15
Inventories	7,455	6,464	6,252	3,569	3,468	3,158
Recoverable Taxes	750	760	976	146	174	273
Noncurrent Assets for Sale	22	26	52	8	8	25
Expenses in Advance and Other Accounts Receivables	570	544	401	245	292	180
Noncurrent Assets	20,899	19,793	18,726	15,663	15,373	15,516
Long-Term Assets	4,690	4,549	4,741	2,531	2,483	2,852
Accounts Receivables	96	97	113	-	-	-
Payment Book	105	106	107	-	-	-
Others	-	-	16	-	-	-
Allowance for Doubtful Accounts	(9)	(9)	(9)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,663	1,583	1,244	386	371	292
Financial Instruments	-	-	362	-	-	362
Deferred Income Tax and Social Contribution	861	870	1,025	339	351	379
Amounts Receivable from Related Parties	264	204	200	445	395	308
Judicial Deposits	912	883	998	522	528	732
Expenses in Advance and Others	723	738	626	667	666	606
Investments	393	359	390	339	243	290
Property and Equipment	9,396	9,187	8,660	8,028	7,913	7,589
Intangible Assets	6,419	5,699	4,936	4,766	4,735	4,786
TOTAL ASSETS	39,228	35,462	33,576	22,661	21,780	21,852

LIABILITIES
	Consolidated			Food Businesses
	09.30.2014	06.30.2014	09.30.2013	09.30.2014	06.30.2014	09.30.2013
Current Liabilities	17,285	14,597	13,235	6,455	6,499	6,453
Suppliers	8,261	6,753	5,682	2,910	2,936	2,638
Loans and Financing	1,149	1,054	1,124	1,052	997	1,028
Payment Book (CDCI)	2,627	2,624	2,521	-	-	-
Debentures	1,850	1,380	1,104	1,031	962	1,089
Payroll and Related Charges	1,010	850	939	500	412	496
Taxes and Social Contribution Payable	733	769	744	222	326	307
Dividends Proposed	1	1	100	1	1	1
Financing for Purchase of Fixed Assets	31	46	54	31	46	54
Rents	65	66	50	65	66	50
Acquisition of Companies	72	72	68	72	72	68
Debt with Related Parties	318	23	35	363	395	426
Advertisement	63	71	69	24	32	34
Provision for Restructuring	3	4	1	3	4	1
Tax Payments	-	-	-	-	-	-
Advanced Revenue	139	141	83	34	35	7
Others	964	741	660	148	215	253
Long-Term Liabilities	8,143	7,452	8,688	6,533	5,842	7,019
Loans and Financing	1,719	1,673	1,724	1,550	1,517	1,621
Payment Book (CDCI)	120	122	120	-	-	-
Debentures	2,097	1,600	2,897	2,097	1,200	2,098
Financing for Purchase of Assets	8	8	-	8	8	-
Acquisition of Companies	54	118	106	54	118	106
Related Parties	-	(0)	-	-	-	-
Deferred Income Tax and Social Contribution	1,129	1,042	1,090	1,127	1,039	1,086
Tax Installments	954	974	1,091	915	936	1,051
Provision for Contingencies	1,153	1,346	1,101	580	831	885
Advanced Revenue	810	483	430	111	108	45
Others	98	85	129	91	85	127
Shareholders' Equity	13,801	13,413	11,652	9,673	9,439	8,380
Capital	6,789	6,786	6,760	5,062	5,059	4,983
Capital Reserves	265	257	220	265	257	220
Profit Reserves	3,181	2,952	2,050	3,181	2,952	2,050
Minority Interest	3,566	3,418	2,623	1,165	1,171	1,126
TOTAL LIABILITIES	39,228	35,462	33,576	22,661	21,780	21,852

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ	3Q14	3Q13	Δ
Gross Revenue (1)	17,356	15,753	10.2%	8,941	8,481	5.4%	6,675	6,743	-1.0%	2,266	1,738	30.4%	5,964	6,062	-1.6%
Net Revenue (1)	15,649	14,107	10.9%	8,253	7,774	6.2%	6,156	6,176	-0.3%	2,097	1,598	31.2%	5,280	5,258	0.4%
Cost of Goods Sold	(11,595)	(10,397)	11.5%	(6,170)	(5,844)	5.6%	(4,365)	(4,468)	-2.3%	(1,805)	(1,376)	31.1%	(3,531)	(3,601)	-1.9%
Depreciation (Logistic)	(27)	(21)	31.1%	(12)	(11)	12.9%	(12)	(11)	7.0%	(1)	(0)	N/A	(11)	(7)	49.5%
Gross Profit	4,027	3,690	9.2%	2,071	1,919	7.9%	1,779	1,698	4.8%	291	221	31.7%	1,738	1,649	5.4%
Selling Expenses	(2,525)	(2,299)	9.8%	(1,305)	(1,173)	11.3%	(1,111)	(1,025)	8.4%	(194)	(148)	31.1%	(1,089)	(1,088)	0.1%
General and Administrative Expenses	(370)	(375)	-1.3%	(190)	(203)	-6.4%	(163)	(183)	-10.6%	(27)	(21)	30.4%	(124)	(120)	3.2%
Equity Income	27	16	73.5%	20	10	100.1%	20	10	100.1%	-	-	-	8	6	50.6%
Other Operating Revenue (Expenses)	(18)	(16)	11.3%	(15)	(18)	-17.0%	(15)	(18)	-16.5%	(0)	(0)	N/A	(15)	2	-
Total Operating Expenses	(2,886)	(2,674)	7.9%	(1,490)	(1,384)	7.7%	(1,268)	(1,215)	4.4%	(222)	(169)	30.9%	(1,219)	(1,201)	1.5%
Depreciation and Amortization	(207)	(201)	2.9%	(157)	(170)	-7.2%	(138)	(155)	-11.3%	(20)	(14)	37.5%	(35)	(30)	16.7%
Earnings before interest and Taxes - EBIT	935	815	14.7%	423	366	15.6%	373	328	13.7%	50	38	33.0%	483	419	15.5%
Financial Revenue	159	146	8.9%	73	90	-18.2%	69	84	-18.1%	4	5	-19.3%	99	62	60.9%
Financial Expenses	(536)	(457)	17.3%	(244)	(222)	10.1%	(225)	(210)	7.2%	(19)	(12)	61.1%	(247)	(206)	19.9%
Net Financial Revenue (Expenses)	(378)	(312)	21.2%	(171)	(132)	29.3%	(156)	(125)	24.2%	(15)	(7)	121.6%	(147)	(144)	2.3%
Income Before Income Tax	557	503	10.7%	252	234	7.9%	217	203	7.2%	35	31	13.1%	336	275	22.4%
Income Tax	(167)	(147)	14.1%	(67)	(58)	17.3%	(55)	(47)	17.2%	(12)	(10)	17.6%	(112)	(90)	23.6%
Net Income - Company	390	357	9.3%	185	176	4.9%	162	156	4.1%	22	20	10.7%	224	184	21.9%
Minority Interest - Noncontrolling	114	74	52.5%	(5)	(12)	-57.3%	(5)	(12)	-57.3%	-	-	-	127	88	45.1%
Net Income - Controlling Shareholders (2)	276	282	-2.1%	190	188	0.9%	167	168	-0.3%	22	20	10.7%	97	97	0.8%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,168	1,036	12.7%	593	546	8.5%	522	494	5.7%	71	52	35.4%	529	456	16.1%
Adjusted EBITDA (3)	1,186	1,052	12.7%	608	564	7.7%	537	512	4.9%	71	52	35.4%	544	454	19.9%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
	3Q14	3Q13		3Q14	3Q13		3Q14	3Q13		3Q14	3Q13		3Q14	3Q13
Gross Profit	25.7%	26.2%		25.1%	24.7%		28.9%	27.5%		13.9%	13.8%		32.9%	31.4%
Selling Expenses	16.1%	16.3%		15.8%	15.1%		18.0%	16.6%		9.3%	9.3%		20.6%	20.7%
General and Administrative Expenses	2.4%	2.7%		2.3%	2.6%		2.7%	3.0%		1.3%	1.3%		2.4%	2.3%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.2%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	0.1%	0.1%		0.2%	0.2%		0.2%	0.3%		0.0%	0.0%		0.3%	0.0%
Total Operating Expenses	18.4%	19.0%		18.1%	17.8%		20.6%	19.7%		10.6%	10.6%		23.1%	22.8%
Depreciation and Amortization	1.3%	1.4%		1.9%	2.2%		2.2%	2.5%		0.9%	0.9%		0.7%	0.6%
EBIT	6.0%	5.8%		5.1%	4.7%		6.1%	5.3%		2.4%	2.3%		9.2%	8.0%
Net Financial Revenue (Expenses)	2.4%	2.2%		2.1%	1.7%		2.5%	2.0%		0.7%	0.4%		2.8%	2.7%
Income Before Income Tax	3.6%	3.6%		3.1%	3.0%		3.5%	3.3%		1.7%	1.9%		6.4%	5.2%
Income Tax	1.1%	1.0%		0.8%	0.7%		0.9%	0.8%		0.6%	0.7%		2.1%	1.7%
Net Income - Company	2.5%	2.5%		2.2%	2.3%		2.6%	2.5%		1.1%	1.3%		4.3%	3.5%
Minority Interest - noncontrolling	0.7%	0.5%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		2.4%	1.7%
Net Income - Controlling Shareholders(2)	1.8%	2.0%		2.3%	2.4%		2.7%	2.7%		1.1%	1.3%		1.8%	1.8%
EBITDA	7.5%	7.3%		7.2%	7.0%		8.5%	8.0%		3.4%	3.3%		10.0%	8.7%
Adjusted EBITDA (3)	7.6%	7.5%		7.4%	7.3%		8.7%	8.3%		3.4%	3.3%		10.3%	8.6%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2)Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
R$ - Million	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ	9M14	9M13	Δ
Gross Revenue (1)	50,862	45,717	11.3%	27,007	24,674	9.5%	20,671	19,951	3.6%	6,336	4,723	34.2%	18,474	17,820	3.7%
Net Revenue (1)	45,860	40,928	12.1%	24,923	22,533	10.6%	19,048	18,197	4.7%	5,874	4,336	35.5%	16,230	15,513	4.6%
Cost of Goods Sold	(34,048)	(30,140)	13.0%	(18,764)	(16,846)	11.4%	(13,695)	(13,107)	4.5%	(5,069)	(3,739)	35.6%	(11,056)	(10,692)	3.4%
Depreciation (Logistic)	(77)	(57)	34.8%	(36)	(32)	14.1%	(34)	(32)	9.1%	(2)	(0)	N/A	(31)	(19)	64.4%
Gross Profit	11,735	10,731	9.4%	6,123	5,655	8.3%	5,319	5,058	5.1%	804	597	34.8%	5,143	4,802	7.1%
Selling Expenses	(7,431)	(6,792)	9.4%	(3,888)	(3,474)	11.9%	(3,340)	(3,067)	8.9%	(549)	(407)	34.8%	(3,280)	(3,207)	2.3%
General and Administrative Expenses	(1,039)	(1,142)	-9.0%	(534)	(616)	-13.3%	(467)	(562)	-17.0%	(67)	(54)	25.2%	(376)	(413)	-9.0%
Equity Income	76	28	168.7%	55	20	175.8%	55	20	175.8%	-	-	-	23	8	168.7%
Other Operating Revenue (Expenses)	(110)	(374)	-70.5%	(107)	(301)	-64.5%	(106)	(302)	-64.7%	(0)	1	-	(15)	(76)	-80.1%
Total Operating Expenses	(8,504)	(8,281)	2.7%	(4,474)	(4,370)	2.4%	(3,858)	(3,911)	-1.3%	(616)	(460)	34.0%	(3,649)	(3,689)	-1.1%
Depreciation and Amortization	(589)	(591)	-0.3%	(466)	(491)	-5.1%	(409)	(451)	-9.4%	(57)	(40)	42.7%	(103)	(96)	7.4%
Earnings before interest and Taxes - EBIT	2,641	1,859	42.1%	1,183	794	49.1%	1,052	697	51.0%	131	97	35.1%	1,392	1,018	36.7%
Financial Revenue	491	416	18.1%	255	267	-4.3%	243	250	-3.0%	13	17	-22.7%	269	164	63.8%
Financial Expenses	(1,569)	(1,282)	22.4%	(701)	(636)	10.1%	(647)	(605)	7.1%	(53)	(32)	68.1%	(743)	(569)	30.6%
Net Financial Revenue (Expenses)	(1,078)	(866)	24.5%	(445)	(370)	20.5%	(405)	(355)	14.2%	(41)	(15)	166.8%	(474)	(405)	17.1%
Income Before Income Tax	1,564	993	57.4%	738	424	74.0%	647	342	89.2%	90	82	10.6%	918	613	49.6%
Income Tax	(477)	(285)	67.6%	(199)	(90)	120.3%	(168)	(62)	171.0%	(31)	(28)	10.0%	(310)	(208)	49.1%
Net Income - Company	1,087	709	53.3%	539	334	61.5%	480	280	71.1%	59	53	10.9%	608	405	49.9%
Minority Interest - Noncontrolling	302	148	104.2%	(22)	(36)	-38.4%	(22)	(36)	-38.4%	-	-	-	344	193	78.4%
Net Income - Controlling Shareholders(2)	784	561	39.9%	561	369	51.8%	502	316	58.6%	59	53	10.9%	263	212	24.0%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,308	2,507	31.9%	1,685	1,316	28.0%	1,495	1,179	26.8%	190	137	38.5%	1,526	1,133	34.7%
Adjusted EBITDA (3)	3,418	2,882	18.6%	1,792	1,617	10.8%	1,602	1,481	8.2%	190	136	39.7%	1,541	1,209	27.5%

% Net Sales Revenue	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
	9M14	9M13		9M14	9M13		9M14	9M13		9M14	9M13		9M14	9M13
Gross Profit	25.6%	26.2%		24.6%	25.1%		27.9%	27.8%		13.7%	13.8%		31.7%	31.0%
Selling Expenses	16.2%	16.6%		15.6%	15.4%		17.5%	16.9%		9.3%	9.4%		20.2%	20.7%
General and Administrative Expenses	2.3%	2.8%		2.1%	2.7%		2.5%	3.1%		1.1%	1.2%		2.3%	2.7%
Equity Income	0.2%	0.1%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.2%	0.9%		0.4%	1.3%		0.6%	1.7%		0.0%	0.0%		0.1%	0.5%
Total Operating Expenses	18.5%	20.2%		18.0%	19.4%		20.3%	21.5%		10.5%	10.6%		22.5%	23.8%
Depreciation and Amortization	1.3%	1.4%		1.9%	2.2%		2.1%	2.5%		1.0%	0.9%		0.6%	0.6%
EBIT	5.8%	4.5%		4.7%	3.5%		5.5%	3.8%		2.2%	2.2%		8.6%	6.6%
Net Financial Revenue (Expenses)	2.3%	2.1%		1.8%	1.6%		2.1%	1.9%		0.7%	0.4%		2.9%	2.6%
Income Before Income Tax	3.4%	2.4%		3.0%	1.9%		3.4%	1.9%		1.5%	1.9%		5.7%	4.0%
Income Tax	1.0%	0.7%		0.8%	0.4%		0.9%	0.3%		0.5%	0.7%		1.9%	1.3%
Net Income - Company	2.4%	1.7%		2.2%	1.5%		2.5%	1.5%		1.0%	1.2%		3.7%	2.6%
Minority Interest - noncontrolling	0.7%	0.4%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		2.1%	1.2%
Net Income - Controlling Shareholders(2)	1.7%	1.4%		2.2%	1.6%		2.6%	1.7%		1.0%	1.2%		1.6%	1.4%
EBITDA	7.2%	6.1%		6.8%	5.8%		7.9%	6.5%		3.2%	3.2%		9.4%	7.3%
Adjusted EBITDA (3)	7.5%	7.0%		7.2%	7.2%		8.4%	8.1%		3.2%	3.1%		9.5%	7.8%
(1) Includes revenue from the leasing of commercial galleries. Figures for prior periods were reclassified for comparison purposes.
(2) Net Income after noncontrolling shareholders
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	09.30.2014	09.30.2013
Net Income for the period	1,087	709
Adjustment for reconciliation of net income
Deferred income tax	177	6
Gain on disposal of fixed assets	36	6
Depreciation and amortization	667	648
Interests and exchange variation	847	700
Adjustment to present value	(2)	7
Equity pickup	(76)	(28)
Provision for contingencies	118	310
Provision for disposals and impairment of property and equipment	-	3
Share-Based Compensation	32	30
Allowance for doubtful accounts	359	351
Provision for obsolescence/breakage	(1)	(10)
Deferred revenue	(25)	(41)
Other Operating Expenses	16	188
Pension Plan	0	-
	3,236	2,878
Asset (Increase) decreases
Financial Investments	24	(23)
Accounts receivable	(478)	(77)
Inventories	(550)	(497)
Taxes recoverable	53	(153)
Other Assets	(204)	(91)
Related parties	(96)	(94)
Restricted deposits for legal proceeding	(70)	(194)
	(1,321)	(1,130)
Liability (Increase) decrease
Suppliers	(1,407)	(549)
Payroll and charges	213	210
Taxes and Social contribuitions payable	(502)	(184)
Other Accounts Payable	(150)	(372)
Contingencies	(223)	(43)
Deferred revenue	201	-
	(1,867)	(938)
Net cash generated from (used in) operating activities	48	810

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	09.30.2014	09.30.2013
Increase of capital in subsidiaries	(0)	-
Acquisition of property and equipment	(898)	(1,158)
Increase Intangible assets	(222)	(140)
Sales of property and equipment	47	71
Net cash of corporate reorganization	204	-
Net cash flow investment activities	(869)	(1,226)

Cash flow from financing activities
Increase (decrease) of capital	25	12
Funding and refinancing	4,960	3,877
Payments	(5,634)	(5,482)
Dividend payments	(222)	(234)
Accounts payable related to acquisition of Companies	(67)	(63)
Acquisition of subsidiary	(7)	-
Net cash generated from (used in) financing activities	(946)	(1,890)

Monetary variation over cash and cash equivalents	0	-
Increase (decrease) in cash and cash equivalents	(1,766)	(2,306)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	6,601	4,780
Change in cash and cash equivalents	(1,766)	(2,306)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q14%		3Q13%		Δ	9M14%		9M13%		Δ
Pão de Açúcar	1,610	9.3%	1,526	9.7%	5.6%	4,838	9.5%	4,435	9.7%	9.1%
Extra Supermercado	1,173	6.8%	1,194	7.6%	-1.8%	3,677	7.2%	3,599	7.9%	2.2%
Extra Hiper	3,229	18.6%	3,421	21.7%	-5.6%	10,224	20.1%	10,225	22.4%	0.0%
Proximity Stores (1)	173	1.0%	127	0.8%	36.2%	480	0.9%	327	0.7%	46.7%
Assaí	2,266	13.1%	1,738	11.0%	30.4%	6,336	12.5%	4,723	10.3%	34.2%
Other Businesses (2)	491	2.8%	476	3.0%	3.1%	1,451	2.9%	1,366	3.0%	6.3%
Food Businesses	8,941	51.5%	8,481	53.8%	5.4%	27,007	53.1%	24,674	54.0%	9.5%
Pontofrio	1,332	7.7%	1,472	9.3%	-9.5%	4,262	8.4%	4,388	9.6%	-2.9%
Casas Bahia	4,633	26.7%	4,590	29.1%	0.9%	14,211	27.9%	13,432	29.4%	5.8%
Cnova	2,451	14.1%	1,210	7.7%	102.6%	5,381	10.6%	3,224	7.1%	66.9%
Non-Food Businesses	8,415	48.5%	7,272	46.2%	15.7%	23,855	46.9%	21,043	46.0%	13.4%
Consolidated	17,356	100.0%	15,753	100.0%	10.2%	50,862	100.0%	45,717	100.0%	11.3%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q14%		3Q13%		Δ	9M14%		9M13%		Δ
Pão de Açúcar	1,478	9.4%	1,393	9.9%	6.1%	4,441	9.7%	4,032	9.9%	10.1%
Extra Supermercado	1,104	7.1%	1,109	7.9%	-0.4%	3,460	7.5%	3,330	8.1%	3.9%
Extra Hiper	2,932	18.7%	3,089	21.9%	-5.1%	9,275	20.2%	9,190	22.5%	0.9%
Proximity Stores (1)	162	1.0%	119	0.8%	35.7%	452	1.0%	307	0.8%	47.1%
Assaí	2,097	13.4%	1,598	11.3%	31.2%	5,874	12.8%	4,336	10.6%	35.5%
Other Businesses (2)	480	3.1%	466	3.3%	2.9%	1,421	3.1%	1,338	3.3%	6.2%
Food Businesses	8,253	52.7%	7,774	55.1%	6.2%	24,923	54.3%	22,533	55.1%	10.6%
Pontofrio	1,189	7.6%	1,275	9.0%	-6.7%	3,756	8.2%	3,810	9.3%	-1.4%
Casas Bahia	4,091	26.1%	3,983	28.2%	2.7%	12,474	27.2%	11,703	28.6%	6.6%
Cnova	2,116	13.5%	1,075	7.6%	96.9%	4,707	10.3%	2,882	7.0%	63.3%
Non-Food Businesses	7,396	47.3%	6,333	44.9%	16.8%	20,937	45.7%	18,395	44.9%	13.8%
Consolidated	15,649	100.0%	14,107	100.0%	10.9%	45,860	100.0%	40,928	100.0%	12.1%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

		Consolidated (1)				Food Businesses
	3Q14	3Q13	9M14	9M13	3Q14	3Q13	9M14	9M13

Cash	41.0%	42.5%	41.6%	42.4%	52.2%	53.1%	52.6%	53.2%
Credit Card	48.7%	47.2%	48.5%	47.5%	38.7%	38.4%	38.6%	38.4%
Food Voucher	5.1%	4.7%	4.9%	4.5%	9.1%	8.5%	8.8%	8.5%
Credit	5.2%	5.7%	5.1%	5.6%	0.0%	0.1%	0.0%	0.1%
Post-Dated Checks	0.1%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.1%
Payment Book	5.2%	5.6%	5.1%	5.6%	-	-	-	-

(1) Does not include Cdiscount.

		STORE OPENINGS/CLOSINGS BY BANNER
	06/30/2014	Opened	Closed	Converted	09/30/2014

Pão de Açúcar	166	-	-	5	171
Extra Hiper	137	-	-	-	137
Extra Supermercado	213	-	-	(5)	208
Minimercado Extra	183	31	(4)	-	210
Minuto Pão de Açucar	1	2	-	-	3
Assaí	78	2	-	-	80
Other Business	242	-	-	-	242
Gas Station	83	-	-	-	83
Drugstores	159	-	-	-	159
Food Businesses	1,020	35	(4)	-	1,051
Pontofrio	361	4	(1)	-	364
Casas Bahia	611	11	-	-	622
Consolidated	1,992	50	(5)	-	2,037

Sales Area ('000 m2 )
Food Businesses	1,697				1,715
Consolidated	2,765				2,792

# of employees ('000) (1)	154				154

(1) Does not include Cdiscount employees.

(1) Does not include Cdiscount employees.

3Q14 Results Conference Call and Webcast

Friday, October 31, 2014

11:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in Portuguese (original language)

+55 (11) 2188-0155

Conference call in English (simultaneous translation)

+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2014 (3Q14), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2014 was 6.75%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which is formed by the operations of Cnova Brasil and Cdiscount in France, including their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

1.      Corporate information

Companhia Brasileira de Distribuição ("Company", “CBD” or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar”, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com”, “Cdiscount.com” and “Conviva” which is the neighborhood’s mall brand. Its headquarter is located at São Paulo, SP, Brazil.

Founded in 1948, in Brazil, the Company has 154 thousand employees, 2.037 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 56 distribution centers and commercial warehouses located in 15 states and Federal District on September 30, 2014. The Company’s shares are listed in Level 1 of Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), under the code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), under the code “CBD”. The Company is also listed on the Luxembourg Stock Exchange; however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that is a controlled by Casino Guichard Perrachon (“Casino”).

Corporate information about Morzan Empreendimentos e Participações Ltda (“Morzan”) arbitration did not have any modification in comparison with the information presented in the annual financial statements of 2013, in note 1.

      a)  Performance Commitment Agreement

The Company, its subsidiary Via Varejo and Casa Bahia Comercial Ltda. (“CB”), jointly “Promisees”, and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Statement ("PCS") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCS, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

In relation to the “PCS”, between December 2013 and January 2014, the subsidiary Via Varejo signed Sales and Purchase agreements with third parties of 42 stores, which were already approved by the CADE in September 5 and 19, 2014 and October 16, 2014. The Company awaits for the attainment of preceding conditions set forth in the Sales and Purchase agreements, which can influence the final sales price of such stores. The income related to the sale of such 42 stores will be recognized when such conditions are satisfied.

For the remaining 32 stores, between May and June of 2014, the Company has terminated its activities, paying a penalty of R$11,645, as established in the “PCS”.

The Company understands that met the obligation described in the “PCS” and awaits the formal ruling of CADE.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

2.      Basis of preparation

The consolidated quarterly financial information (“Interim Financial Information”) of the Company were prepared according to technical pronouncement IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting, issued by Comitê de Pronunciamentos Contábeis (“CPC”) and, approved by Brazilian Securities and Exchange Commission (“CVM”).

The individual quarterly financial information of the Parent Company was prepared according to technical pronouncement CPC 21 (R1) approved by CVM and is presented in conjunction with consolidated quarterly financial information.

The quarterly financial information, individual and consolidated is also being presented in accordance with regulations issued by the CVM, applicable to the preparation of quarterly information.

The quarterly financial information, individual and consolidated, were prepared considering historical cost as basis for the amounts recorded and adjusted to fair value of financial assets and liabilities (including derivative instruments) measured at fair value through profit and loss.

In cases when did not occur significant changes in the nature of the balances or Company´s accounting policies, the details disclosed in the annual financial statements as of December 31, 2013, were not fully disclosed in this quarterly financial information. Therefore, this quarterly financial information should be read in conjunction with the annual financial statements disclosed on February 14, 2014.

The quarterly financial information for the nine-month period ended September 30, 2014 was approved by the Board of Directors on October 30, 2014.

The Company made certain reclassifications in the statements of income and value added statement, for the nine-month period ended September 30, 2013, presented for comparative purposes, in order to adapt them to the presentation criteria adopted in the current quarter. The reclassifications performed were:

	Parent Company			Consolidated
Balances at 09.30.2013	Previous balance	GPA Malls galleries	Current balance	Previous balance	Freight	GPA Malls galleries	Current balance
Net Sales from Goods and/or Services	15, 407,167	62,465	15,469,633	40,842,869		84,777	40,927,646
Cost of Goods Sold and/or Services Sold	(11, 277,615)	-	(11,277,615)	(30,037,937)	(158,963)	-	(30,196,900)
Gross Profit	4,129,552	62,465	4,192,018	10,804,932	(158,963)	84,777	10,730,746
Selling Costs	(2,346,958)	(62,465)	(2,409,423)	(6,866,612)	158,963	(84,777)	(6,792,426)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

2.       Basis of preparation – Continued

a)     Reclassification of commercial galleries revenues, mainly related to rental of stores, which was recorded as a reduction of selling expenses, amounting R$ 84,777. Due to the increase of this activity in the retail segment and considering the release expectation of new ventures "Conviva", this revenue was reclassified to "sales from goods and / or services” to better presentation of this activity in the interim financial information and because of the increase in expectation of future operations, the Company's management understands it is best to proceed with the current classification for comparison and final classification of this revenue.;

b)    Statement of income: reclassification of freight expenses of the subsidiary Nova Pontocom to cost of goods sold, in the amount of R$158,963(consolidated);

3.     Basis for consolidation

The Information regarding the basis for consolidation, except for the business restructuring explained on note 13, did not have any modification and was presented in the annual financial statements of 2013, in note 3.

a)   Interest in subsidiaries and associated companies.

	Investment interest - %
	09.30.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10	-	10	-
Sé Supermercado Ltda. (“Sé”)	100	-	100	-
Sendas Distribuidora S.A. (“Sendas”)	100	-	100	-
PA Publicidade Ltda. (“PA Publicidade”)	100	-	100	-
Bellamar Empreend. e Participações Ltda.	100	-	100	-
Vancouver Empreend. e Participações Ltda.	100	-	100	-
GPA Malls & & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100	-	100	-
CBD Holland B.V.	100	-	100	-
CBD Panamá Trading Corp.	-	100	-	100
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100	-	100
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda. (GPA Logística e Transporte Ltda. )	100	-	99.99	0.01
ECQD Participações Ltda.	100	-	100	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100	-	100	-
Posto Ciara Ltda	-	100	-	100
Auto Posto Império Ltda.	-	100	-	100
Auto Posto Duque Salim Maluf Ltda.	-	100	-	100
Auto Posto GPA Santo André Ltda.	-	100	-	100
Auto Posto Duque Lapa Ltda.	-	100	-	100
Duque Conveniências Ltda.	-	100	-	100
Nova Pontocom Comércio Eletrônico S.A (“Nova Pontocom”) (*)	47.52	23.92	47.43	23.99
CNova Comércio Eletrônico S/A (Bruxellas Empreend. e Participações S.A.)	-	38.22	99.99	0.01
Cnova N.V	-	38.22	-	-
E-Hub Consult. Particip. e Com. S.A.	-	71.45	-	71.42
CDiscount Group S.A.S. (Nota 13)	-	38.15	-	-
CDiscount Colombia S.A.	-	19.47	-	-
Jaipur Financial Markets B.V	-	71.45	-	-
Jaipur Financial Markets S.A.R.L	-	71.45	-	-
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Nova Extra Eletro Comercial Ltda. (Átino Comunicação Ltda)	-	-	0.1	43.31
Sabara S.A.	-	-	-	43.35
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
Ponto Frio Adm e Importação de Bens Ltda.	-	43.35	-	43.34
PontoCred Negócio de Varejo Ltda.	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“GAS”)	-	43.35	-	43.35
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35
Nova Experiência PontoCom S.A.	-	71.45	-	71.42
Casas Bahia Contact Center Ltda.	-	43.35	-	43.35

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

	Investment interest - %
	09.30.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest
Associates
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93
Financière MSR S.A.S.	-	38.15	-	-
E-Trend S.A.S.	-	38.15	-	-
CDiscount International B.V.	-	38.15	-	-
C Distribution Asia Pte. Ltd	-	11.44	-	-
C Distribution (Thaïland) Ltd	-	8.01	-	-
C-Discount Vietnam Co Ltd	-	9.15	-	-
C-Discount Afrique	-	38.22	-	-
C-Discount Voyages	-	38.06	-	-

                (*)Excluding Treasury shares

In the individual quarterly financial statements, all interests are calculated considering the percentages held by GPA or its subsidiaries. In the consolidated quarterly financial statements,the Company fully consolidates all its subsidiaries, keeping the non-controlling interest in a specific line in equity.

b)   Associates – BINV, FIC, Cdistribution Thaïland, CDiscount Vietnam and CDiscount Asia.

The Company’s investments FIC and BINV are accounted under the equity method because they are entities over which the Company exercises significant influence, but not control, since (a) it is a part of shareholders’ agreement, indicating a portion of the directors and having the right to veto certain relevant decisions, (b) the operation and financial decisions of BINV and FIC belongs to Banco Itaú Unibanco S.A (“Itaú Unibanco”).

Cdistribution Thaïland, CDiscount Vietnam, CDiscount Asia and FIC’s summarized interim financial information is as follows:

	FIC - Consolidated		Cdistribution Thaïland (*)	Cdiscount Vietnam(*)	Cdiscount Asia (*)
	09.30.2014	12.31.2013	09.30.2014	09.30.2014	09.30.2014

Current assets	3,588,146	3,521,684	14,927	5,765	1,014
Noncurrent assets	23,458	32,209	6,486	1,696	26,568
Total assets	3,611,604	3,553,893	21,413	7,461	27,582

Current liabilities	2,733,386	2,826,367	26,386	1,979	13,848
Noncurrent liabilities	13,241	23,192	-	-	-
Shareholders	864,977	704,334	(4,973)	5,482	13,734
Total liabilities and equity	3,611,604	3,553,893	21,413	7,461	27,582

Income statement:	09.30.2014	09.30.2013	09.30.2014	09.30.2014	09.30.2014
Revenues	755,277	652,150	6,040	647	-
Operating income	285,030	98,780	(4,705)	(3,827)	(25)
Profit (Loss) for the year	160,644	54,827	(4,705)	(3,827)	(136)

(*) Subsidiaries consolidated as of July 31, 2014, as per note 13 (b)

For the purposes of calculating the investment on summarized interim financial information of FIC , the investee’s equity should be deducted from the special goodwill reserve, which is exclusive right of Itaú Unibanco.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

The main accounting policies adopted by the Company in the preparation of individual and consolidated quarterly financial information are consistent with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2013, disclosed on February 14, 2014 and therefore should be read together. At September 30, 2014 the following accounting policies are applicable to the Company, after E-commerce business restructuring, as per note 13.

a)     Accounting for equity investments at cost

Company accounts at historical cost, with impact in shareholders’ equity, all the interest acquired from companies under common control. Such transactions do not qualify as business combination in the terms of IFRS 3.

b)    Foreign currency translation

The quarterly financial information is presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of subsidiaries that use a diferent functional currency from the Parent Company are translated according to the closing rate method:

•  Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing date ;

•  Income statement and cash flow items are translated into reais using the average rate of the period unless significant variances occurs, when is used the rate of the transaction date

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

         The resulting exchange differences are recognised directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - Continued

c)     Pension plan

The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33(IAS 19). A defined contribution plan is a pension plan whereby the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

In relation to the defined benefit plan, only French entities are affected by this obligation, since its employees are eligible to a compensation to be paid in retirement. The French entities obligation is measured using the projected unit credit method based on the agreements effective in each company. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted to the present value. The obligation is measured by independent actuaries annually for the employment termination benefit. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and historical adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All gains and losses arising on defined benefit plans are recognised in equity.

The past service cost related to an increase in the obligation resulting from the introduction of, or changes to, benefit plans, is recognized as an expense on the period.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (interest cost and expected return on plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation, less the fair value of plan assets and unrecognised past service cost.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

5.     New standards issued but not yet effective

       a) General legislation

Provisional Presidential Decree 627/13 – in November 2013, the Provisional Presidential Decree MP 627 was issued, changing the tax legislation and eliminating the Transitory Tax Regimen – RTT. In May 2014, the Law 12,973 was issued, resulted from the conversion of the MP 627 in law. The Company, together with its external advisors, analyzed the Law 12,973 and Normative Instruction - IN 1,492, to assess the implications of its anticipated application and the possible impact on the parent company and consolidated interim financial information for the nine-month period ended September 30, 2014. Until the date of approval of this interim financial information, the Company has not identified any significant effects to be recognized as consequence of enactment of the Law 12,973.

b) Accounting Standards

Changes to IAS 27 – Consolidated and separated financial statements – The review of IAS 27 allows the entities to utilize the equity pickup method to recognize investments on subsidiaries, joint ventures and associates in the preparation of individual financial statements, according to the IFRS standards and IAS 34. This review was issued in August 2014, and will be in force on January 1, 2016. The Company believes that this standard, when adopted, will allows that its individual financial statements prepared in accordance with IFRS will be the same as those already prepared in accordance with accounting practices adopted in Brasil.

IFRS 9 – Financial Instruments – This technical standard substitute Financial Instruments: Recognition and Measurement. It includes requirements about classification and measurement of financial assets and liabilities. It also establishes rules to the recognition of amounts not recoverable based on the expected loss model. This standard was issued in July 2014 and will be in force on January 1, 2018. The Company is evaluating the impacts of the new standard on the financial statements.

IFRS 15 - Revenue from contracts with customers – replaces the International Accounting Standards (IAS)18, International Accounting Standards Committee(IFRIC) 13 and Standard Interpretations Committee (SIC) 31 (CPC30 R1), IAS11 (CPC17 R1), IFRIC15 (Comitê de Pronunciamentos Contábeis  Interpretation - ICPC 02) and IFRIC18 (ICPC 11). IFRS 15 specifies how and when an entity will recognize the revenue from contracts or relationship with customers as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides, in a single document, principles for revenue recognition applicable to all contracts and/or relationship with customers. IFRS 15 was issued in May 2014 and shall be in force for annual reporting period beginning on or after January 1, 2017. The Company is evaluating the impacts of the new standard on its annual financial statements.

In addition to the disclosed above, it does not exist other standards and interpretations issued by IASB and CPC but not yet effective that could have, in management´s opinion, significant impact in the income statement for the period or in the shareholders´ equity disclosed by the Company. Additionally, there are no significant impacts in the quarterly financial information in relation to the adoption of new standards, changes or interpretations of standards issued by IASB with mandatory application after January 1, 2014, as disclosed in the note 5 of the financial statements for the year ended December 31, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

6.   Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the individual and consolidated quarterly financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates for quarterly financial information for the nine-month period ended September 30, 2014 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2013, presented on February 14, 2014, and therefore, should be read together, except for the impairment test, which is tested annually only observing indicators during the year as described in notes 15 and 16.

7.   Cash and cash equivalents

            The detailed information on cash and cash equivalents was presented in the annual financial statements of 2013, in note 7.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Cash on hand and bank accounts	41,612	115,112	283,611	343,114

Financial investments:
Itaú BBA	229	527,521	141,927	778,881
Itaú – Delta Fund	747	5,115	191,865	181,384
Banco do Brasil	444,129	206,246	2,336,204	1,425,957
Bradesco	200,743	824,736	242,742	2,051,130
Santander	152,817	322,548	999,911	995,568
CEF	83,037	99,031	1,000,396	732,424
Votorantim	3,256	101,436	418,497	439,082
Safra	566,558	356,477	748,426	645,197
Credit Agricole	-	127,731	195,112	362,996
BNP	4	105,100	182	279,469
Other	10,099	60,167	42,228	131,974
	1,503,231	2,851,220	6,601,101	8,367,176

 Financial investments on September 30, 2014 are substantially buy-back agreements and earned interest by the average corresponding to 101.2% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

8.     Trade accounts receivable

The detailed information of trade accounts receivable was presented in the annual financial statements of 2013, in note 8.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Credit card companies (a)	29,277	82,554	316,786	276,262
Sales vouchers	39,643	98,849	127,101	148,101
Consumer finance – CDCI	-	-	2,208,219	2,249,407
Trade accounts receivable from wholesale customers	-	-	198,665	18,394
Credit sales	1,431	2,076	1,979	3,018
Private label credit card	11,806	13,545	11,800	13,539
Accounts receivable from related parties (Note 12 a)	87,435	105,047	23,310	-
Present value adjustment (b)	-	-	(6,331)	(7,264)
Loss in allowance for doubtful accounts (c)	(405)	(2,600)	(324,649)	(228,733)
Rebates	13,208	13,000	160,223	18,205
Other trade accounts receivable	-	-	214,248	24,737
Current	182,395	312,471	2,931,351	2,515,666

Consumer finance – CDCI	-	-	105,155	125,219
Loss in allowance for doubtful accounts (c)	-	-	(9,363)	(10,320)
Noncurrent	-	-	95,792	114,899

	182,395	312,471	3,027,143	2,630,565

(a)    Credit card companies

During the nine-month period ended on September  30, 2014 the Company and its subsidiaries sold credit card receivables to banks or credit card companies in the amount of R$22,038,297 (R$21,067,913 on September 30, 2013) without recourse or obligation related.

(b)    Present value adjustment

The credit sales with the same cash value were carried to their present value on the transactions dates. In the nine-month period ended September 30, 2014 these rates averaged 0.91% per month (0.72% per month on December 31, 2013).

8.         Trade accounts receivable - Continued

 (c)   Loss in allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by estimated probable future losses:

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

At the beginning of the period	(2,600)	(81)	(239,053)	(198,480)
Loss /reversal in the period	2,195	(2,729)	(359,216)	(475,857)
Allowance write-off	-	210	348,407	435,284
Corporate restructuring	-	-	(82,317)	-
Exchange variation	-	-	(1,833)	-
At the end of the period	(405)	(2,600)	(334,012)	(239,053)

Current	(405)	(2,600)	(324,649)	(228,733)
Noncurrent	-	-	(9,363)	(10,320)

Below is presented, the breakdown of consolidated trade accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

09.30.2014	3,361,155	2,920,460	163,207	61,760	40,352	175,376
12.31.2013	2,869,618	2,565,483	162,755	56,635	36,265	48,480

9.         Other accounts receivable

            The detailed information of other accounts receivable was presented in the annual financial statements of 2013, in note 10.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Accounts receivable related to sale of fixed assets	14,079	16,609	50,095	55,320
Rebates	-	-	19,209	20,556
Advances to suppliers	-	-	11,220	28,965
Rental advances	12,031	12,521	12,161	12,651
Accounts receivable – Audax	8,297	7,491	14,059	13,028
Amounts to be reimbursed	20,197	25,871	139,214	108,635
Rental receivable	23,771	15,455	33,033	22,346
Accounts receivable - Paes Mendonça	-	-	531,885	514,615
Accounts receivable from companies sale	-	-	53,001	49,255
Others	1,919	1,281	50,060	31,931
	80,294	79,228	913,937	857,302

Current	48,183	47,890	230,265	227,367
Noncurrent	32,111	31,338	683,672	629,935

        10.       Inventories

The detailed information of inventories was presented in the annual financial statements of 2013, in note 11.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Stores	1,423,975	1,425,069	3,755,886	3,597,410
Distribution centers	874,271	752,930	3,757,499	2,836,150
Inventories under construction	-	-	171,757	172,280
Loss with obsolescence and breakage (a)	(5,661)	(12,390)	(58,392)	(52,016)
	2,292,585	2,165,609	7,626,750	6,553,824

Current	2,292,585	2,165,609	7,454,993	6,381,544
Noncurrent	-	-	171,757	172,280

(a)     Loss with obsolescence and breakage

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

At the beginning of the period	(12,390)	(8,141)	(52,016)	(53,126)
Additions	(3,487)	(11,219)	(17,051)	(64,898)
Write-offs / reversal	10,216	6,970	18,184	66,008
Corporate restructuring	-	-	(7,343)	-
Exchange variation			(166)
At the end of the period	(5,661)	(12,390)	(58,392)	(52,016)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

11.  Recoverable taxes

The detailed information of recoverable taxes was presented in the annual financial statements of 2013, in note 12.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Current
State value-added tax on sales and services – ICMS recoverable (a)	95,868	98,360	575,161	769,086
Social Integration Program/ Tax for Social Security Financing -PIS/COFINS recoverable	2,362	4,142	39,679	20,242
Income tax on financial investments	1,562	43,112	21,497	50,864
Income and Social Contribution taxes	503	2,420	20,202	31,031
Social Security Contribution - INSS	-	-	-	30,796
Value-added tax receivable - France (b)	-	-	73,776	-
Other	-	-	19,727	5,964
Total current	100,295	148,034	750,042	907,983

Noncurrent
ICMS recoverable (a)	279,278	279,457	1,263,575	1,088,787
PIS/COFINS recoverable	-	-	279,901	254,228
Social Security Contribution- INSS	71,423	71,423	19,727	86,006
Total noncurrent	350,701	350,880	1,662,811	1,429,021

Total	450,996	498,914	2,412,853	2,337,004

(a)     The full ICMS realization will occur as follows:

In	Parent Company	Consolidated

Up to one year	95,868	575,161
2015	84,721	402,431
2016	84,256	482,733
2017	46,497	219,691
2018	34,588	110,844
2019	29,216	41,305
2020	-	6,571
	375,146	1,838,736

(b)   Recoverable Added Value Tax (IVA) – France:

Added value tax in France is related to tax credits taken over purchase of products and services, net of tax paid on the sales. The offset will be done by other sales or by a refund request done to the Public Treasury in France.

12.  Related parties

The detailed information of related parties was presented in the annual financial statements of 2013, in note 13.

a)     Sales, purchases of goods, services and other operations

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Customers
Subsidiaries:
Novasoc Comercial	95	36,386	-	-
Sé Supermercados	40,509	13,166	-	-
Sendas Distribuidora	39,250	49,856	-	-
Barcelona	6,918	2,577	-	-
Via Varejo	300	2,197	-	-
Nova Pontocom	358	865	-	-
Xantocarpa	3		-	-
GPA Logística	2	-	-	-
Others (a)	-	-	23,310	-
	87,435	105,047	23,310	-
Suppliers
Controlling shareholder:
Casino	280	1,450	283	1,450
Subsidiaries:
Novasoc Comercial	171	20,234	-	-
Sé Supermercados	1,293	2,235	-	-
Sendas Distribuidora	21,651	44,417	-	-
Barcelona	1,026	2,957	-	-
Xantocarpa	352	1,356	-	-
Via Varejo	316	3,151	-	-
Nova Pontocom	3	928	-	-
GPA Logística	14,731	-	-	-
Associated Companies:
FIC	3,977	10,904	4,933	12,897
Other related parties:
Diniz Group (*)	-	1,706	-	1,811
Globalbev Bebidas e Alimentos (*)	-	101	-	285
Globalfruit (*)	-	44	-	44
Bravo Café (*)	-	224	-	225
Fazenda da Toca Ltda. (*)	-	185	-	205
Indigo Distribuidora	-	120	-	406
Others (b)	-	-	131,606	-
	43,800	90,012	136,822	17,323

(*) Balances were presented until the date of settlement, September 7, 2013, considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

a) CD Thailand, Vietna, Colombia, Exito, DCF, Cchez Vous and others

b) Banque Casino, Easydis, Cchez Vous, EMC, DCF, Serca, Banque Casino and others.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Sales
Subsidiaries:
Novasoc Comercial	113,983	262,685	-	-
Sé Supermercados	215,005	40,112	-	-
Sendas Distribuidora	261,131	263,695	-	-
Via Varejo S.A.	-	384	-	-
Nova Pontocom	-	287	-	-
Barcelona	-	259	-	-
Distribution Casino France	-	-	9,951	-
C´est chez vous	-	-	3,317	-
Exito	-	-	10,855	-
Thailand e Vitnam	-	-	5,428	-
CD to CASINO S.A.	-	-	13,871	-
Others	93	29	2,111	-
	590,212	567,451	45,533	-
Purchases
Subsidiaries:
Novasoc Comercial	1,629	4,146	-	-
Sé Supermercados	2,454	247	-	-
Sendas Distribuidora	187,796	166,198	-	-
E-Hub Consult. Particip. e Com. S.A.	-	1,992	-	-
Indústria de Móveis Bartira Ltda.	-	-	-	397,095
Distribution Casino France	-	-	67,847	-
Easydis	-	-	67,243	-
C´est chez vous	-	-	39,200	-
Casino France	-	-	16,283	-
Casino Information Technology	-	-	1,809	-
Others	5	-	9,649	-
Other related parties:
Globalbev Bebidas e Alimentos (*)	-	7,022	-	8,452
Globalfruit (*)	-	4,171	-	4,298
Bravo Café (*)	-	1,224	-	1,224
Sykué Geração de Energia (*)	-	10,273	-	21,249
Fazenda da Toca Ltda. (*)	-	4,536	-	5,617
Indigo Distribuidora	-	3,171	-	4,152
	191,884	202,980	202,032	442,087

 (*) Balances were presented until the date of settlement, September 7, 2013,  considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Assets
Controlling shareholder:
Casino	1,181	2,738	1,181	3,404
Casino France – Cash Pool	-	-	10,479	-
Others	-	-	8,979	-
Subsidiaries:
Novasoc	60,835	80,890	-	-
Sendas Distribuidora	259,127	82,485	-	-
Xantocarpa	20,125	21,873	-	-
Nova Pontocom	404,678	259,553	-	-
GPA M&P	25,857	25,808	-	-
GPA Logística & Transportes	22,454	-	-	-
Vancouver	30,088	28,229	-	-
Posto Duque - Salim Maluf	1,395	980	-	-
Posto GPA - Santo André	1,007	503	-	-
Posto GPA - Império	2,045	1,416	-	-
Posto Duque - Lapa	860	651	-	-
Posto GPA - Ciara	1,110	816	-	-
Vedra	20	20	-	-
Bellamar	50	-	-	-
Barcelona	105,000	105,000	-	-
Others	393	349	-	-
Associated Companies:
FIC	-	-	12,395	683
Other related parties:
Casa Bahia Comercial Ltda.(*)	-	-	192,316	134,112
Management of Nova Pontocom	37,391	34,307	37,391	34,307
Rede Duque	-	-	180	158
Instituto GPA	-	3	-	-
Others	889	857	889	172
	974,505	646,478	263,810	172,836

Liabilities
Controlling shareholder:
Wilkes Participações	209	-	209	-
Casino France - Cash Pool	-	-	122,051	-
BGC Emprestimos	-	-	8,266	-
BGC Ducroire	-	-	46,232	-
Polca Emprestimos	-	-	106,949	-
Others	-	-	11,562	-
Subsidiaries:
Sé Supermercados	1,379,767	1,410,685	-	-
Novasoc	166	-	-	-
Barcelona	327,862	430,549	-	-
Via Varejo	333,880	338,371	-	-
Pontocred Negócios	741	1,491	-	-
Bellamar	25,527	16,867	-	.
P.A Publicidade	23,507	19,863	-	-
Posto Duque – Loja Conveniência	13	9	-	-
Associated companies:
FIC	59	6,180	-	9,012
Other related parties:
Casa Bahia Comercial Ltda	-	-	22,307	23,609
Instituto GPA	2	-	6	-
	2,091,733	2,224,015	317,582	32,621

(*) GPA received in 2014, approximately R$ 100,000 from existing balances in 2013.

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
Revenues (Expenses)	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Controlling shareholder:
Casino	(17,832)	(15,512)	(17,948)	(15,512)
Wilkes Participações	(2,632)	(2,124)	(2,632)	(2,124)
Subsidiaries:
Novasoc	3,037	6,728	-	-
Sé Supermercados	5,611	1,762	-	-
Sendas Distribuidora	31,048	38,368	-	-
Via Varejo	(119,102)	(49,329)	-	-
PontoCred Negócios	750	(13)	-	-
Nova Pontocom	31,601	19,153	-	-
Associates:
FIC	17,302	13,107	8,554	13,109
Dunnhumby	-	(885)	-	(885)
Banque Casino	-	-	(17,489)	-
Other related parties:
Fundo Península	-	(112,377)	-	(117,887)
Diniz Group (*)	-	(14,878)	-	(15,825)
Sykué Consultoria em Energia Ltda. (*)	-	(464)	-	(1,018)
Casa Bahia Comercial Ltda.	-	-	(191,138)	(158,878)
Management of Nova Pontocom	3,084	2,148	3,084	2,148
Axialent Consultoria	-	(4)	-	(4)
Habile Segurança e Vigilância Ltda.	-	-	-	(7,031)
Pão de Açúcar S.A. Indústria e Comércio	-	(516)	-	(516)
Audax SP	-	(10,328)	-	(10,329)
Audax Rio	-	(2,268)	-	(7,200)
Instituto Grupo Pão de Açúcar	(4,301)	(5,343)	(4,285)	(5,339)
Assoc. Rec. Cul. Emp. P.A	(857)	(11)	(857)	(11)
Viaw Consultoria Ltda (a)	(236)	-	(3,229)	-
	(52,527)	(132,786)	(225,940)	(327,302)

 (*) Balances were presented until the date of settlement, September 7, 2013, considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013.

a)   Consulting services

The Company hired Viaw Consultoria Ltda. to render services in the managerial consulting area, as well as information technology area, in market conditions. The partners of Viaw are members of Management of the Company.

b)    Management, Fiscal Council and Audit Committee’s compensation

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors and its advisory committees) and Fiscal Council, recorded in the Company statement of income for the nine-month period ended September 30, 2014 and 2013, were as follows:

12.   Related parties – Continued

	In relation to total compensation at September 30, 2014
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (**)	3,214	-	-	3,214
Executive officers	43,622	14,705	3,956	62,283
Fiscal council	168	-	-	168
	47,004	14,705	3,956	65,665

b)    Management, Fiscal Council and Audit Committee’s compensation - Continued

	In relation to total compensation at September 30, 2013
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (*)	5,345	-	-	5,345
Executive officers	9,772	14,868	9,126	33,766
Fiscal council	378	-	-	378
	15,495	14,868	9,126	39,489

(*)           Compensation according to the number of attendances at meetings.

(**)          The remuneration of the advisory committees of the Board of Directors (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

c)     Balances with Companies of Casino Group

The Companies that started to be consolidated on July 31, 2014, making the e-commerce business of CDiscount, have intercompany balances with other entities of Casino Group in the amount payable of R$292,245, and receivable of R$16,643, made mainly of:

i) Banque Du Groupe Casino (“BGC”): CDiscount has loans payable to BGC loans in the amount of R$8,266, and an amount related to clients of Cdiscount financed by BGC in the amount of R$46,232, over which credit risk is retained by CDiscount. CDiscount has an accounts receivable amounting R$10,479 related to checking account;

ii)            Casino France: CDiscount has an account payable of R$122,051 related to loans with this entity that is controlled by Casino Group

iii)           Polca: CDiscount has an account payable of R$106,949 related to loans with this entity that is controlled by Casino Group.

CDiscount has on its accounts payable balance the amount of R$131,606 related to transactions with entities of Casino Group not consolidated in GPA, as following: Easydis – Logistics(R$32,265), Distribution Casino France – purchase of products (R$31,059), C´est Chez Vous – Delivery (R$19,902), EMC – Purchase centralization (R$20,505), BGC (R$18,997) and other (R$8,478).

The expenses with related parties incurred with in CDiscount amounts R$202,031, and refers to centralized purchases with EMC (R$67,847), Logistics services with EasyDis (R$67,243), Freights with C´est Chez Vous (R$39,200), Logistics cost with Distribution Casino France (R$16,283), Bank expenses with BGC (R$17,489) and others (R$11,458).

The revenues with related parties incurred in CDiscount amounts R$45,533, and are related to IT services rendered to other entities of Casino Group in amount of R$16,283, Sales of products to Distribution Casino France R$9,951, Bonus in the subscrition of shares reimbursed by Casino S.A. R$13,871 and others R$5,428.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

13.   Investments

The detailed information of investments was presented in the annual financial statements of 2013, in note 14.

a)     Breakdown of investments

			Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB (a)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2013	2,784,948	1,550,658	126,546	1,560,398	25,840	474,751	740,852	232,744	154,320	16,185	107,008	7,774,250
Additions	-	-	-	-	-	-	-	-	-	-	241	241
Write-off	-	-	-	-	-	-	-	-	-	-	(7)	(7)
Equity accounting	6,210	75,883	4,495	252,789	(26,383)	36,860	38,802	54,921	(1,805)	(18)	2,127	443,881
Dividends receivable	-	-	-	-	-	-	(335)	-	-	-	-	(335)
Stock option	-	-	315	486	26	-	1,511	-	80	-	1	2,419
Others (b)	-	-	-	(2,317)	(6,943)	-	-	-	-	-	(713)	(9,973)
Balances at 09.30.2014	2,791,158	1,626,541	131,356	1,811,356	(7,460)	511,611	780,830	287,665	152,595	16,167	108,657	8,210,476

(a)        In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, the effects of fair value were considered together with the accounting investments held in this subsidiary.

(b)        Effects in this line are related by additional acquisition of 0.22% of the subsidiary Nova Pontocom’s noncontrolling interest and by corporate restructuring involving e-commerce operations as per note 13 and 26.

13.   Investments – Continued

a)     Breakdown of investments – Continued

		Consolidated
	FIC	BINV	Other	International operations(*)	Total
Balances at 12.31.2013	289,805	19,260	463	-	309,528
Additions	-	-	150	-	150
Share of profit in associate	76,764	821	-	(1,418)	76,167
Dividends receivable	-	(255)	-	-	(255)
Corporate restructuring				9,053	9,053
Exchange variation	-	-	-	137	137
Others	-	-	-	(1,347)	(1,347)
Balances at 09.30.2014	366,569	19,826	613	6,425	393,433

b)   E-commerce transaction – Accounting of equity interests at cost

On June 4, 2014 the Boards of Directors of the Company and Via Varejo approved the project of association of the e-commerce businesses developed by the Companies through Nova Pontocom Comércio Eletrônico S.A. (“Nova”) with the e-commerce business developed by the controlling shareholder Casino, Guichard-Perrachon, S.A. (“Casino”) through Cdiscount S.A. and its affiliates (“CDiscount”).

Special Committees implemented by the Boards to evaluate the transactions, delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the Companies in the eCommerce activities will be preserved; and (b) the potential for value generation for the Companies and their shareholders through the integration of the e-Commerce activities currently developed by Nova and CDiscount into a new company named Cnova N.V. (“Cnova”) organized under the Holland laws.

Based on the opinions issued by the financial consultants, the exchange of net assets between Nova and CDiscount in Cnova are represented by 53.5% (Company and Via Varejo) and 46.5% (CDiscount).

On July 24, 2014, the corporate transaction was concluded at Cnova level in Holand, resulting in the subsidiary Nova Pontocom giving 46.5% of the operational net assets of Cnova Comércio Eletrônico, in exchange for 53.5% of interest in CDiscount Group.

The operational entities with important operations that the Company started consolidating as a result of this transaction are(*):

•         Cdiscount S.A.S.;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

13.   Investments – Continued

The exchange of shares remained registered at historical cost, by Management understanding that this transaction is not the scope of CPC15/IFRS 3 (R) “Business Combinations”, by involving entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact accounted in shareholders´ equity of the Company on July 31, 2014 as a result of the transaction is breaked down as follow:

07.31.2014
Investment at Cnova given	23,140
Investment received	(16,324)
Impact in the Shareholders’ Equity of NPC	6,816
Impact in the Shareholders’ Equity of the Parent Company	4,869

The main assets and liabilities initially consolidate on July 31, 2014, were the following:

Cdiscount
Assets	07.31.2014
Current assets
Cash and cash equivalents	203,866
Trade accounts receivable	272,462
Recoverable taxes	92,398
Inventories	509,670
Other	16,410
Total current	1,094,806
Noncurrent
Tax payable	40,641
Other	5,437
Investments	9,053
Property, plant & equipment	29,857
Intangible assets	446,622
Total non current	531,610
Total assets	1,626,416

Liabilities	07.31.2014
Current liabilities
Trade accounts payable	1,096,781
Taxes and contributions payable	78,016
Related parties	312,060
Other accounts payable	77,873
Total current liabilities	1,564,730
Noncurrent liabilities
Pension plan	5,108
Provisions	8,800
Other accounts payable	8,435
Total noncurrent liabilities	22,343
Shareholders' equity	30,511
Transactions with Non-controlling interest	8,833
Total shareholders' equity	39,344
Total liabilities and shareholders' equity	1,626,416

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

14.    Business combinations

The detailed information of business combinations was presented in the annual financial statements of 2013, in note 15.There were no business combination for the nine-month period ended September 30, 2014.

            15.       Property and equipment

The detailed information of property and equipment was presented in the annual financial statements of 2013, in note 16.

a)    Parent Company

	Balance at :					Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	09.30.2014

Land	1,198,468	-	-	-	570	1,199,038
Buildings	1,928,702	1,964	(44,568)	(1,013)	-	1,885,085
Leasehold improvements	1,513,578	2,697	(82,343)	(6,915)	189,662	1,616,679
Machinery and equipment	765,647	119,320	(102,803)	(10,688)	2,258	773,734
Facilities	155,906	8,416	(12,115)	(1,835)	8,071	158,443
Furniture and fixtures	293,472	32,399	(30,338)	(3,586)	(389)	291,558
Vehicles	17,916	6,146	(3,568)	(3,580)	-	16,914
Construction in progress	131,061	127,775	-	(631)	(198,074)	60,131
Others	37,855	6,267	(9,098)	(243)	(2,098)	32,683
	6,042,605	304,984	(284,833)	(28,491)	-	6,034,265

Financial lease
Hardware	12,617	-	(4,268)	-	-	8,349
Buildings	19,593	-	(803)	(62)	-	18,728
	32,210	-	(5,071)	(62)	-	27,077
Total	6,074,815	304,984	(289,904)	(28,553)	-	6,061,342

15.   Property and equipment - Continued

	Balance at 09.30.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,199,038	-	1,199,038	1,198,468	-	1,198,468
Buildings	2,771,385	(886,300)	1,885,085	2,770,650	(841,948)	1,928,702
Leasehold improvements	2,830,717	(1,214,038)	1,616,679	2,649,493	(1,135,915)	1,513,578
Machinery and equipment	1,782,712	(1,008,978)	773,734	1,701,269	(935,622)	765,647
Facilities	378,133	(219,690)	158,443	364,411	(208,505)	155,906
Furniture and fixtures	691,703	(400,145)	291,558	668,947	(375,475)	293,472
Vehicles	26,631	(9,717)	16,914	27,157	(9,241)	17,916
Construction in progress	60,131	-	60,131	131,061	-	131,061
Other	96,681	(63,998)	32,683	92,988	(55,133)	37,855
	9,837,131	(3,802,866)	6,034,265	9,604,444	(3,561,839)	6,042,605

Financial lease
Hardware	31,687	(23,338)	8,349	31,687	(19,070)	12,617
Buildings	34,318	(15,590)	18,728	34,448	(14,855)	19,593
	66,005	(38,928)	27,077	66,135	(33,925)	32,210
Total	9,903,136	(3,841,794)	6,061,342	9,670,579	(3,595,764)	6,074,815

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

b)         Consolidated

	Balance at:							Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	Corporate restructuring	Exchange variation	09.30.2014

Land	1,411,882	30,969	-	-	207	-	-	1,443,058
Buildings	2,016,452	17,034	(48,637)	(1,049)	63,228	563	7	2,047,598
Leasehold improvements	2,787,342	165,984	(146,216)	(8,578)	212,792	166	3	3,011,493
Machinery and equipment	1,444,434	228,447	(202,884)	(16,458)	54,844	1,870	58	1,510,311
Facilities	325,871	45,318	(27,302)	(1,923)	11,726	14,421	332	368,443
Furniture and fixtures	527,510	72,371	(53,352)	(4,189)	(714)	10,747	244	552,617
Vehicles	166,581	10,118	(12,751)	(31,336)	(95)	-	-	132,517
Construction in progress	208,960	317,448	-	(1,377)	(340,476)	2,090	67	186,712
Other	67,407	14,461	(17,268)	(279)	(1,307)	-	-	63,014
	8,956,439	902,150	(508,410)	(65,189)	205	29,857	711	9,315,763

Financial lease
Equipment	19,618	-	(2,425)	(1)	(1)	-	-	17,191
Hardware	43,643	7	(13,523)	(2)	1,626	-	-	31,751
Facilities	934	-	(83)	-	-	-	-	851
Furniture and fixtures	7,720	17	(860)	(3)	(24)	-	-	6,850
Vehicles	1,103	306	(212)	(520)	7	-	-	684
Buildings	24,143	-	(1,092)	(61)	-	-	-	22,990
	97,161	330	(18,195)	(587)	1,608	-	-	80,317
Total	9,053,600	902,480	(526,605)	(65,776)	1,813	29,857	711	9,396,080

The column “transfers” is mainly impacted by transfers to intangible assets.

15.   Property and equipment – Continued

b)    Consolidated – Continued

	Balance at 09.30.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,443,058	-	1,443,058	1,411,882	-	1,411,882
Buildings	3,000,722	(953,124)	2,047,598	2,921,600	(905,148)	2,016,452
Leasehold improvements	4,722,391	(1,710,898)	3,011,493	4,396,106	(1,608,764)	2,787,342
Machinery and equipment	3,043,953	(1,533,642)	1,510,311	2,809,446	(1,365,012)	1,444,434
Facilities	703,630	(335,187)	368,443	630,753	(304,882)	325,871
Furniture and fixtures	1,108,966	(556,349)	552,617	1,033,295	(505,785)	527,510
Vehicles	192,012	(59,495)	132,517	231,440	(64,859)	166,581
Construction in progress	186,712	-	186,712	208,960	-	208,960
Other	169,968	(106,954)	63,014	158,512	(91,105)	67,407
	14,571,412	(5,255,649)	9,315,763	13,801,994	(4,845,555)	8,956,439

Financial lease
Equipment	36,469	(19,278)	17,191	36,473	(16,855)	19,618
Hardware	184,051	(152,300)	31,751	182,516	(138,873)	43,643
Facilities	1,858	(1,007)	851	1,858	(924)	934
Furniture and fixtures	15,128	(8,278)	6,850	15,147	(7,427)	7,720
Vehicles	1,246	(562)	684	1,746	(643)	1,103
Buildings	43,275	(20,285)	22,990	43,403	(19,260)	24,143
	282,027	(201,710)	80,317	281,143	(183,982)	97,161

Total	14,853,439	(5,457,359)	9,396,080	14,083,137	(5,029,537)	9,053,600

c)     Capitalized borrowing costs

The consolidated amount of the capitalized borrowing costs for the nine-month ended of September 30, 2014 was R$8,517 (R$17,285 for the nine-month period ended September 30, 2013). The rate used to determine the borrowing costs eligible for capitalization was 105% of Interbank Deposit Rate – CDI (105% for the nine-month period ended September 30, 2013) , corresponding to the effective interest rate of the Company’s borrowings.

15.   Property and equipment – Continued

d)    Additions to the property and equipment

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Additions	304,984	453,513	902,480	1,141,067
Capitalized interest	(3,859)	(12,028)	(8,517)	(17,285)
Real estate financing - Additions (i)	(34,911)	(66,251)	(57,750)	(121,945)
Real estate financing - Payments (ii)	45,720	115,939	61,747	156,134
Total	311,934	491,173	897,960	1,157,971

(i)             The additions to property and equipment above are presented to demonstrate the amount paid during the period, in order to demonstrate the acquisitions shown as in the statement of cash flows.

e)     Other information

At September 30, 2014, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$30,101 (R$27,437 at September 30, 2013) in the Parent Company and R$77,073 (R$57,172 at September 30, 2013) in consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

The Company has not identified evidence of loss in the amount of the items of its property and equipment, which require a new measurement of recoverable amount of assets at September 30, 2014.

16.    Intangible assets

The detailed information of intangible assets was presented in the annual financial statements of 2013, in note 17.

a)    Parent company

	Balance at:				Balance at:
	12.31.2013	Additions	Amortization	Write-offs	09.30.2014

Goodwill – home appliances	179,064	-	-	-	179,064
Goodwill – retail	355,412	-	-	-	355,412
Commercial rights – retail	41,512	830	-	-	42,342
Software and implementation	551,167	86,245	(61,119)	(381)	575,912
	1,127,155	87,075	(61,119)	(381)	1,152,730

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

	Balance at 09.30.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – home appliances	179,064	-	179,064	179,064	-	179,064
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail	42,342	-	42,342	41,512	-	41,512
Software and implementation	917,891	(341,979)	575,912	832,123	(280,956)	551,167
	2,213,287	(1,060,557)	1,152,730	2,126,689	(999,534)	1,127,155

b)    Consolidated

	Balance at 12.31.2013	Additions	Amortization	Write-offs	Transfers	Corporate restructuring	Exchange variation	Balance at 09.30.2014

Goodwill – cash and carry	361,567	-	-	-	-	-	-	361,567
Goodwill – home appliances	895,582	-	-	-	-	-	-	895,582
Goodwill – retail	746,965	-	-	-	-	-	-	746,965
Goodwill – e-commerce		-	-	-	-	235,971	5,203	241,174
Brand– cash and carry	38,639	-	-	-	-	-	-	38,639
Brand– home appliances	2,061,077	-	-	-	-	-	-	2,061,077
Brand – e-commerce		-	-	-	-	11,423	252	11,675
Commercial rights – home appliances	577,141	359	(4,952)	(107)	(18)	-	-	572,423
Commercial rights – retail	43,002	830	-	-	1,490	-	-	45,322
Commercial rights - cash and carry	28,842	5,410	-	-	-	-	-	34,252
Customer relationship – home appliances	5,998	-	(3,498)	-	-	-	-	2,500
Lease agreement –stores under advantageous condition	137,930	-	(30,767)	-	-	-	-	107,163
Contractual Rights		185,952	-	-	-	-	-	185,952
Software	727,163	184,490	(92,987)	(2,165)	1,045	196,952	4,428	1,018,926
Software CL	76,751	25,733	(8,553)	-	-	-	-	93,931
Others	-	-	-	-	(332)	2,277	35	1,980
Total intangible assets	5,700,657	402,774	(140,757)	(2,272)	2,185	446,623	9,918	6,419,128

16.  Intangible assets – Continued

	Balance at 09.30.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	895,582	-	895,582	895,582	-	895,582
Goodwill – retail	1,848,403	(1,101,438)	746,965	1,848,403	(1,101,438)	746,965
Goodwill – e-commerce	241,174	-	241,174	-	-	-
Brand– cash and carry	38,639	-	38,639	38,639	-	38,639
Brand – home appliances	2,061,077	-	2,061,077	2,061,077	-	2,061,077
Brand – e-commerce	11,675	-	11,675	-	-	-
Commercial rights – home appliances	635,128	(62,705)	572,423	635,557	(58,416)	577,141
Commercial rights – retail	45,322	-	45,322	43,002	-	43,002
Commercial rights - cash and carry	34,252	-	34,252	28,842	-	28,842
Customer relationship– home appliances	34,268	(31,768)	2,500	34,268	(28,270)	5,998
Lease agreement –stores under advantageous condition	292,040	(184,877)	107,163	292,040	(154,110)	137,930
Contractual Rights	185,952	-	185,952	-	-	-
Software	1,553,203	(534,277)	1,018,926	1,093,451	(366,288)	727,163
Software CL	106,999	(13,068)	93,931	81,265	(4,514)	76,751
Other	1,980	-	1,980	-	-	-
Total intangible assets	8,356,702	(1,937,574)	6,419,128	7,423,134	(1,722,477)	5,700,657

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

September 30, 2014

(In thousands of Brazilian reais, except when otherwise stated)

c)     Impairment test of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as of December 31, 2013 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2013, released on February 14, 2014.

As a result of the impairment test conducted in 2013 and because there is no evidence of loss in this value on September 30, 2014, the Company conluded not necessary to perform a new measurement of recoverable amount of these assets. For the year ending December 31, 2014, Company’s Management will perform new impairment tests for all goodwill and intangible assets recognized until this date.

d)    Additions to intangible assets

	Parent Company		Consolidated
	09.30.2014	3.31.2013	09.30.2014	3.31.2013

Additions	87,075	85,239	402,774	156,562
Contractual rights	-	-	(185,952)	-
Intangible financing - Payments (i)	5,000	-	5,000	-
Other accounts payables	-	(17,000)	-	(17,000)
Total	92,075	68,239	221,822	139,562

The addition related to “Contractual Rights” in the amount of R$185,892 refers to the right of explore the client database Casas Bahia e Ponto Frio stores, reacquired in connection with the new extended warranties agreement, as per note 25. This addition was considered non cash on the cash flow statement.

17.   Trade accounts payable

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Trade suppliers	2,181,048	2,878,804	8,405,502	8,833,380
Service suppliers	72,073	189,216	516,964	489,671
Rebates (a)	(369,055)	(436,316)	(661,037)	(775,507)
	1,884,066	2,631,704	8,261,429	8,547,544

(a)    Rebates

Includes rebates obtained from trade suppliers registered as a reduction of the amounts payable to them, as established in the agreements between both parts.

18.   Loans and financing

The detailed information of loans and financing was presented in the annual financial statements of 2013, in note 19.

a)    Debt breakdown

		Parent Company		Consolidated
	Average rate	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Current
Debentures
Debentures	(d)	1,033,660	1,033,189	1,853,277	1,250,205
Borrowing cost		(3,004)	(4,714)	(3,315)	(5,312)
		1,030,657	1,028,475	1,849,963	1,244,893
Loans and financing
Local currency
BNDES (e)
a. BNDES	TJLP + 3.49 per year.	82,387	82,642	91,701	82,180
b. BNDES	4.09% per year.	8,110	7,945	10,270	28,730
IBM	CDI - 0.71% per year	-	-	31,264	23,818
Working capital (*)	102.89% of CDI	673,567	679,517	3,618,445	3,548,495
Financial lease (Note 24)		26,086	28,124	38,227	56,330
Swap contracts (f)	102.00% of CDI	(12,666)	(12,384)	(12,666)	(12,384)
Borrowing cost		(2,385)	(3,583)	(3,049)	(5,179)
		775,099	782,261	3,774,192	3,721,990
Foreign currency
Working capital (*)	USD + 1.45% per year.	996	238,955	996	293,949
Swap contracts (f)	100.0% of CDI	-	(75,802)	-	(89,414)
		996	163,153	996	204,535
Total current		1,806,752	1,973,889	5,625,151	5,171,418

18.   Loans and financing – Continued

a)      Debt breakdown – Continued

		Parent Company		Consolidated
Noncurrent	Average rate	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Debentures
Debentures	(d)	2,100,000	2,000,000	2,100,000	2,600,000
Borrowing cost		(2,793)	(1,295)	(2,793)	(1,456)
		2,097,207	1,998,705	2,097,207	2,598,544

Loans and financing
Local currency
a. BNDES	TJLP + 3.60 per year	102,190	163,460	102,190	190,636
b. BNDES	3.22% per year	13,455	15,933	39,954	9,888
IBM	CDI - 0.71% per year	-	-	74,528	95,822
Working capital (*)	107.36% of CDI	850,221	855,398	1,090,316	1,246,001
Financial lease (Note 24)	102.00% of CDI	136,551	124,847	236,277	198,511
Swap contracts (f)		-	(11,741)	-	(11,742)
Borrowing cost		(4,429)	(4,130)	(5,775)	(5,810)
		1,097,988	1,143,767	1,537,490	1,723,306
Foreign currency
Working capital (*)	USD + 1.99% per year	304,432	-	304,432	-
Swap contracts (f)	103.91% of CDI	(2,520)	-	(2,520)	-
		301,912	-	301,912	-
Total noncurrent		3,497,107	3,142,472	3,936,609	4,321,850

(*) These balances include the amount R$ 2,746,681 of direct consumer credit (CDCI)

b)  Changes in loans

	Parent Company	Consolidated
	09.30.2014	09.30.2014
At December 31, 2013	5,116,361	9,493,268
Additions	1,279,202	4,960,259
Accrued interest	326,905	665,138
Swap	19,190	18,015
Mark to Market	(917)	(917)
Monetary and exchange variation	3,622	6,892
Borrowing cost	7,044	8,023
Corporate restructuring	-	44,689
Interest paid	(479,646)	(783,846)
Payments	(1,032,790)	(4,914,829)
Swap paid	64,888	64,888
At September 30, 2014	5,303,859	9,561,760

c)  Maturity schedule of loans and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2015	1,311,743	1,406,528
2016	308,279	371,769
2017	819,143	973,289
After 2017	1,065,164	1,193,591
Subtotal	3,504,329	3,945,177

Borrowing cost	(7,222)	(8,568)
Total	3,497,107	3,936,609

18.       Loans and financing – Continued

d)  Debentures

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Parent Company
8th Issue – Single series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.5% of CDI	207	103,401	200,812	103,401	200,812
9th Issue – Single series - GPA	No preference	610,000	-	1/5/11	1/5/14	107.75% of CDI	1,333	-	813,103	-	813,105
10th Issue – Single series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	11	868,532	800,323	868,532	800,323
11th Issue – Single series - GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,258,186	1,218,952	1,258,186	1,218,952
12th Issue – Single series - GPA	No preference	900,000	900,000	9/12/14	12/9/19	107.00% of CDI	1	903,540	-	903,540	-
Subsidiaries
3rd Issue - Single series - Via Varejo	No preference	400,000	40,000	1/30/12	7/30/15	CDI + 1%	10	-	-	407,945	416,854
1st Issue - 1st Series – NCB	No preference	200,000	20,000	6/29/12	12/29/14	CDI + 0.72%	10	-	-	205,836	200,080
1st Issue - 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0.72%	10	-	-	205,836	200,080
								-	-	-	-
Borrowing cost								(5,795)	(6,010)	(6,106)	(6,769)
Parent Company and Consolidated – short and long term								3,127,864	3,027,180	3,947,170	3,843,437
Current liabilities								1,030,657	1,028,475	1,849,963	1,244,893
Noncurrent liabilities								2,097,207	1,998,705	2,097,207	2,598,544

18.       Loans and financing – Continued

d)    Debentures – Continued

GPA assumed the obligation to maintain certain debt financial covenants in connection with the issuance of debentures. At September 30, 2014, GPA complied with these ratios. The main ratio is consolidated net debt/EBITDA which should be equal to, or less than 3.25 and the effective ratio at September 30, 2014 was 0.014.

At September 12, 2014 the 12th debenture was issued, amounting R$ 900,000 (banks Banco Bradesco and Safra) with a rate of 107% of CDI on unit price of R$ 1,000.00, due in 60 months, paid in 2 installments (09/12/2018 and 09/12/2019) and the interest will be paid semiannually (March and September).

d)   Warranties

The Company signed promissory notes and guarantee letters with banks with and loans with BNDES.

e)   Swap agreements

The Company uses the swap operations for 100% of loans of U.S. dollars and fixed interest rates, in order to exchange these obligations by the Real pegged to the interest rate of CDI (variable). These swaps cover the whole period of the debt and protects principal and interest. The annual weighted average interest rate of the CDI in 2014 was 10.33% (8.06% in 2013).

f)    Credit line

The Company and its subsidiary Sé signed an agreement with Itaú bank for the opening of a credit line in the amount of R$400,000 and R$250,000, respectively. The agreement was done in accordance with the market conditions and is due until 2016 and 2017.

The Company signed an agreement with Bradesco and Santander banf for the  opening of credit line in the amount of R$500,000 and R$200,000, respectively. The agreement was made in accordance with the market conditions and is due until 2016.

19.       Financial instruments

The detailed information of financial instruments was presented in the annual financial statements of 2013, in note 20.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,503,231	2,851,220	1,503,231	2,851,220
Accounts receivable and other accounts receivable	262,689	391,699	262,689	391,699
Related parties - assets	974,505	646,478	974,505	646,478
Financial liabilities:
Other financial liabilities – amortized cost
Related parties -liabilities	(2,091,733)	(2,224,015)	(2,091,733)	(2,224,015)
Trade accounts payable	(1,884,066)	(2,631,704)	(1,884,066)	(2,631,704)
Financing for purchase of assets	(32,351)	(48,161)	(32,351)	(48,161)
Debentures	(3,127,864)	(3,027,180)	(3,127,864)	(3,025,684)
Loans and financing	(1,678,499)	(1,571,396)	(1,694,734)	(1,641,991)
Fair value through profit or loss
Loans and financing, including derivatives	(497,496)	(517,785)	(497,496)	(517,785)
Net exposure	(6,571,584)	(6,130,844)	(6,587,819)	(6,199,943)

	Consolidated
	Carrying amount		Fair value
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	6,601,101	8,367,176	6,601,101	8,367,176
Accounts receivable and other	3,941,080	3,487,867	3,941,080	3,487,867
Related parties - assets	263,810	172,836	263,810	172,836
Fair value through profit or loss
Financial investments measured at fair value	-	24,453	-	24,453
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(317,582)	(32,621)	(317,582)	(32,621)
Trade accounts payable	(8,261,430)	(8,547,544)	(8,261,430)	(8,547,544)
Financing for purchase of assets	(39,158)	(48,161)	(39,158)	(48,161)
Debentures	(3,947,170)	(3,843,437)	(3,947,170)	(3,839,608)
Loans and financing	(5,117,094)	(5,091,922)	(5,190,787)	(5,205,890)
Fair value through profit or loss
Loans and financing, including derivatives	(497,496)	(557,909)	(497,496)	(557,909)
Net exposure	(7,373,939)	(6,069,262)	(7,447,632)	(6,179,401)

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.       Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the nine-month period ended September 30, 2014.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Loans and financing	5,303,859	5,116,361	9,561,760	9,493,268
(-) Cash and cash equivalents	(1,503,231)	(2,851,220)	(6,601,101)	(8,367,176)
Net debt	3,800,628	2,265,141	2,960,659	1,126,092
	-		-
Equity	10,235,278	9,483,190	13,800,791	12,711,964
Equity and net debt	14,035,906	11,748,331	16,761,450	13,838,056
Net debt index	0.37	0.24	0.22	0.09

(ii)      Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at September 30, 2014 and December 31, 2013.

a)    Parent Company

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	818,380	1,584,045	6,166	2,408,591
Debentures	1,285,850	2,569,724	-	3,855,574
Derivatives	14,056	(2,110)	-	11,946
Finance lease	29,441	102,384	46,992	178,817
At September 30, 2014	2,147,727	4,254,043	53,158	6,454,928

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	1,051,970	1,239,219	-	2,291,189
Debentures	1,253,784	2,188,397	-	3,442,181
Derivatives	(84,218)	(13,612)	-	(97,830)
Finance lease	33,930	110,852	22,502	167,284
At December 31, 2013	2,255,466	3,524,856	22,502	5,802,824

19.       Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)    Liquidity management risk – Continued

b)    Consolidated

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	3,881,786	2,000,389	18,613	5,900,788
Debentures	2,158,319	2,569,724	-	4,728,043
Derivatives	14,056	(2,110)	-	11,946
Finance lease	51,532	175,310	110,532	337,374
At September 30, 2014	6,105,693	4,743,313	129,145	10,978,151

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	4,045,687	1,783,679	18,889	5,848,255
Debentures	1,539,388	2,837,356	-	4,376,744
Derivatives	(96,763)	(13,613)	-	(110,376)
Finance lease	75,042	175,729	51,901	302,672
At December 31, 2013	5,563,354	4,783,151	70,790	10,417,295

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		09.30.2014	12.31.2013	09.30.2014	12.31.2013

Fair value hedge
Purpose of hedge (debt)		427,698	460,300	513,315	679,662

Long position (buy)		-		-
Prefixed rate	11.58% p.a.	130,000	260,000	207,533	385,104
US$ + fixed	1.78% p.a.	297,698	200,300	308,104	293,768
		427,698	460,300	515,637	678,872
Short position (sell)
	102.53% of CDI	(427,698)	(460,300)	(500,451)	(565,332)
Net hedge position		-	-	15,186	113,540

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.       Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(ii)     Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the nine-month period ended September 30, 2014 are recorded in the net financial result and balance payable by fair value is R$15,186 (R$113,540 at December 31, 2013) and is recorded under “Loans and financing”.

Fair value hedge effects through profit or loss for the nine-month period ended September 30, 2014 resulted in a loss of R$19,524 (loss of R$33,271 at September 30, 2013).

b)   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned.

For the probable scenario, exchange rate weighted was R$2.94 on the due date, and the interest rate weighted was 12.18% per year.  The sources used are the same as the annual financial statements of 2013.

(i)       Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at fixed rate	Fixed rate	(224,831)	(224,831)	(224,831)
Swap (long position in fixed rate)	Fixed rate	224,831	224,831	224,831
	Net effect	-	-	-

Swap (short position in CDI)	CDI increase	(208,828)	(212,334)	(215,811)

Net effect profit (Loss)		(13,811)	(17,316)	(20,794)

(ii)      Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(386,451)	(483,063)	(579,676)
Swap (long position in US$)	US$ decrease	389,376	486,720	584,064
	Net effect	2,925	3,657	4,388

Swap (short position in CDI)	CDI increase	(400,465)	(422,480)	(445,162)

Estimated financial expenses		(397,540)	(418,823)	(440,774)

Net effect profit (Loss)		(94,429)	(115,712)	(137,663)

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.       Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

(iii)     Other financial instruments

		Market projection
Operations	Risk (CDI increase)	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,408,138)	(1,442,481)	(1,476,823)
Debentures	107.83% of CDI	(2,240,988)	(2,295,643)	(2,350,298)
Debentures - Via Varejo	CDI + 0.8%	(915,137)	(937,458)	(959,777)
Bank loan – CDB	106.25% of CDI	(1,549,285)	(1,587,069)	(1,624,854)
Leasing	100.09% of CDI	(238,365)	(244,179)	(249,992)
Leasing	IGP-DI (**) + 6% per year	(35,751)	(36,622)	(37,494)
Leasing	95% of CDI	(30,684)	(28,458)	(32,181)
Bank loan- Via Varejo	109.43% of CDI	(3,456,794)	(3,541,100)	(3,625,406)
Total loans and financing exposure		(9,875,142)	(10,113,010)	(10,356,825)

Cash and cash equivalents (*)	101.2% do CDI	7,046,614	7,218,471	7,390,328

Net exposure		(2,828,528)	(2,894,539)	(2,966,497)
Total net effect (loss)		(751,903)	(817,914)	(889,872)
(*) weighted average (**)Prices General Index – Internal Availability

c)   Fair value measurements

The Company discloses its financial assets and liabilities at fair value, in accordance with CPC 46/ IFRS 13, which refers to evaluation concepts and requeriments of disclosure.

CPC 39 (“IAS 32”) defines fair value as an amount that an asset may be exchange, or a liability settled, between knowledgeable parties, in a transaction with no favored parts. CPC 40 (“IFRS 7”) establishes a hierarchy for fair value in three levels:

               i.        Level 1 – Negotiated prices (without adjustments) on active markets for identical assets or liabilities;

              ii.        Level 2 – Different inputs from negotiated prices on active markets included on level 1; that are observable for the asset or liability, directly (as price) or indirectly (as prices derivatives); and

             iii.        Level 3 – inputs to assets and liabilities that are not based on observable data on market (non observable inputs).

The fair value amount of cash and cash equivalentes, short-term debt and trade suppliers accounts payable are the same as the amount recorded.

The table below represents the hierarchy of fair value amounts of financial assets and liabilities recorded at fair value:

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.       Financial instruments – Continued

	09.30.2014	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)
Cross-currency interest rate swaps	2,520	2,520
Interest rate swaps	12,666	12,666
Loans and financing	(512,682)	(512,682)
	(497,496)	(497,496)

There were no changes between the fair value measurement levels for the nine-month period ended September 30,2014.

•         Foreign exchange and interest rate swaps and loans and financing are classified on level 2, since are utilized readily observable market inputs are utilized, as for example, expected interest rates, current and future foreign exchange rates.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

d)   Consolidated position of operations with derivatives financial instruments

The consolidated position of outstanding derivative financial instruments operations as as follows:

Outstanding					(Amount payable) / receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Exchange swaps registered at CETIP (US$ x CDI)	Citibank	US$ 40,000	2/13/2012	2/13/2014	-	13,362	-	13,611
	Banco Tokyo	US$ 75,000	1/14/2014	1/10/2017	858	-	(219)	-
	Itaú Unibanco	US$ 100,000	5/5/2011	4/16/2014	-	73,007	-	75,803
	JP Morgan	US$ 50,000	3/19/2014	3/21/2016	4,096	-	2,739	-

Interest rate swap registered at CETIP (fixed rate x CDI)	Banco do Brasil	R$ 130,000	6/28/2010	6/6/2014	-	11,545	-	12,384
	Banco do Brasil	R$ 130,000	6/28/2010	6/2/2015	12,836	10,943	12,666	11,742
					17,790	108,857	15,186	113,540

20.   Taxes payable and taxes payable in installments

The detailed information of income and social contribution taxes payable and taxes payable in installments was presented in the annual financial statements of 2013, in note 21.

a)    Taxes, contributions and taxes installments payable.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

PIS and COFINS	15,386	62,011	307,804	368,386
Provision for income and social contribution taxes	20,365	132,077	44,407	166,535
ICMS	12,050	29,987	142,368	226,644
Others	2,396	5,513	87,457	62,599
	50,197	229,588	582,036	824,164

Taxes payable in installments - Law 11941/09	1,005,744	1,112,780	1,079,198	1,188,312
INSS	-	-	12,769	13,323
Other	12,360	14,731	12,965	15,512
	1,018,104	1,127,511	1,104,932	1,217,147

Current	192,815	365,382	733,175	968,462
Noncurrent	875,486	991,717	953,793	1,072,849

b)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In	Parent Company	Consolidated

2015	35,702	41,463
2016	142,344	152,463
2017	141,794	151,702
2018	137,770	147,678
2019	88,081	97,990
After 2019	329,795	362,497
	875,486	953,793

21.   Income and social contribution taxes

The detailed information of income and social contribution taxes was presented in the annual financial statements of 2013, in note 22.

a)    Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Profit before income and social contribution taxes	892,962	633,435	1,563,524	993,334
Income and social contribution taxes at the notional rate of 25% for the Parent Company and 34% for subsidiaries	(223,241)	(158,359)	(469,057)	(298,000)
Tax penalties	(2,472)	(2,388)	(6,447)	(6,185)
Equity interest	110,970	71,464	22,850	8,505
Extemporaneous credits	-	16,845	-	16,845
Other permanent differences (nondeductible)	6,214	(223)	(24,311)	(5,732)
Effective income and social contribution taxes	108,529	(72,661)	(479,965)	(284,567)

Income and social contribution taxes for the period:
Current	(58,959)	(98,178)	(300,229)	(278,124)
Deferred	(49,570)	26,057	(176,736)	(6,443)
Deferred income and social contribution taxes expenses	(108,529)	(72,661)	(476,965)	(284,567)
Effective rate	12.15%	11.47%	30.51%	28.65%

CBD does not pay social contribution tax based on final and unappealable court decision in the past.

b)    Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Tax losses	-	28,016	690,917	793,633
Provision for contingencies	154,263	151,125	306,847	301,686
Provision for derivative operations taxed on a cash basis	5,195	1,793	1,102	5,997
Allowance for doubtful accounts	1,456	2,004	86,759	81,731
Provision for current expenses	1,415	-	54,099	63,576
Goodwill tax amortization	11,006	24,801	(453,599)	(395,564)
Present value adjustment (PVA)	870	779	1,116	(929)
Lease adjustment	6,292	5,331	(82,945)	(75,110)
Mark-to-market adjustment	(1,157)	534	(1,157)	534
Fair value of assets acquired in business combination	-	-	(793,072)	(808,318)
Technological innovation – future realization	(21,821)	(20,708)	(21,821)	(20,708)
Depreciation as per tax rates	(96,540)	(87,442)	(110,508)	(89,577)
Other	10,320	14,636	53,979	32,954
Deferred income and social contribution tax, net	71,299	120,869	(268,283)	(110,095)

Noncurrent assets	71,299	120,869	860,581	950,757
Noncurrent liabilities	-	-	(1,128,864)	(1,060,852)
Deferred income and social contribution taxes, net	71,299	120,869	(268,283)	(110,095)

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes – Continued

b)   Breakdown of deferred income and social contribution taxes – Continued

The Company estimates to recover these tax credits as follows:

Year	Parent Company	Consolidated

2014	6,154	320,408
2015	5,927	231,075
2016	7,550	103,270
2017	6,387	90,707
After 2018	45,281	115,121
	71,299	860,581

c)   Changes in deferred income and social contribution taxes.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013
At the beginning of the period	120,869	185,491	(110,095)	(58,534)
Expense in the period	(49,570)	(64,622)	(176,736)	(89,090)
Bartira (acquisition)	-	-	-	29,534
Public offering of share - Via Varejo	-	-	-	8,288
Payment of installment with tax loss	-	-	(26,685)	-
Corporate restructuring	-	-	41,537	-
Exchange variation	-	-	(3)	-
Other	-	-	3,699	(293)
At the end of the period	71,299	120,869	(268,283)	(110,095)

22.          Acquisition of non-controlling interest

The detailed information of acquisition of non-controlling was presented in the annual financial statements of 2013, in note 23.

	Consolidated
	09.30.2014	12.31.2013

Interest acquisition in Assai	5,760	5,339
Interest acquisition in Sendas (i)	119,960	171,465
	125,720	176,804

Current liabilities	72,015	69,014
Noncurrent liabilities	53,705	107,790

(i) At July 01, 2014 a payment amounting R$ 67,441, was made to Sendas referring acquisition of 42.57% of Sendas Paid-in Capital

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels and was set up in an amount considered sufficient to cover probable losses.

a)    Parent Company

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209,126	66,905	149,196	70,725	495,952

Additions	34,774	5,778	21,962	18,575	81,089
Payments	-	(4,088)	(17,483)	(4,176)	(25,747)
Reversals	(6,841)	(1,757)	(3,518)	(10,426)	(22,542)
Monetary restatement	6,764	3,978	11,260	10,722	32,724
Payment of installments	(205,896)	-	-	-	(205,896)
Balance at September 30, 2014	37,927	70,816	161,417	85,420	355,580

b)    Consolidated

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272,198	402,700	297,464	175,160	1,147,522

Additions	48,212	10,393	237,466	125,205	421,276
Payments	-	(4,281)	(50,831)	(27,847)	(82,959)
Reversals	(6,841)	(1,963)	(57,291)	(80,715)	(146,810)
Monetary restatement	9,675	12,359	41,240	36,084	99,358
Transfers	-	-	476	1,426	1,902
Payment of installments	(210,985)	(84,863)	-	-	(295,848)
Corporate restructuring	-	5,540	-	3,260	8,800
Exchange variation	-	122	-	73	195
Balance at September 30, 2014	112,259	340,007	468,524	232,646	1,153,436

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)    Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction. In all cases, both interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

PIS and COFINS

With the non-cumulativeness system when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude ICMS from the calculation basis of these two contributions.In addition, the Company offset tax debts related to PIS and COFINS against Taxes on Industrial Products - IPI - credits inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at September 30, 2014 is R$105,142(R$91,898 at December 31, 2013).

In addition, in 2013 there were progresses in the claims related to the offset of Social Investment Fund - Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable. At September 30, 2014, the remaining balance was added to the installment mentioned below (R$173,184 at December 3, 2013).

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued. These are: (i) tax assessment notices related to purchase, industrialization and exportation soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for the year 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate and ancillary obligations by State tax authorities; and (v) other less relevant issues.

The amount recorded for these subjects at September 30, 2014 is R$103,674 (R$100,094 at December 31, 2013).

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes in the amount of R$45.902 at September 30, 2014 (R$ 44,060 at December 31,2013).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, regarding to the FGTS (Government Severance Indemnity Fund for Employees) costs. The amount of this provision at September 30, 2014 is R$46,211 (R$38,509 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)     Taxes – Continued

Other

Provisions for tax contingent liabilities were recorded at the time of business combination with Via Varejo, under technical pronouncement CPC 15 (IFRS 3R). At September 30, 2014, the amount recorded was R$85,645 (R$165,282 at December 31, 2013) in tax contingent liabilities, part the remaining balance was added to the installment mentioned below.

Other main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2.445/88 and 2.449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Tax Amnesty Program – REFIS

Tax Amnesty Program – REFIS da Copa – Law 12.996/14 modified by MP 651, introduced the benefits of reduction of interest and penalties for payments at once and in installments over federal debts. Company was part in some claims, and used the law above to reduce its tax exposure, having the reduction of interest and penalties as benefit for a down payment. It is important to mention that the law allows the use of operating losses to offset tax debts.

After evaluation made by legal counsel, Company included in the REFIS program debts related to PIS, COFINS, Finsocial and Income Tax, reducing its provision for contingencies in the amount of R$295,848 which is net of non-accrued claims amounting R$ 27,878. The net gain related to REFIS is disclosed on note 29.

Bartira contingencies

In relation to the business combination of Bartira occurred in 2013 (detailed information was presented in the annual financial statements of 2013, in note 15), contingencies were evaluated at fair value, as described by CPC 15 (IFRS 3R), which evaluation differs from CPC 25 (IAS 37). Provisions, Contingent Liabilities and Contingent Assets (IAS 37) used for the evaluation of other contingencies. The main issue is the possible lack of support documentation for the operations, amounting R$105,935 for Social Contribution, Income Tax, PIS, COFINS and ICMS. The total contingencies amount R$117,644 (R$105,935 of taxes claims and R$11,712 of labor claims).

d)    Labor

The Company is party of numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At September 30, 2014, the Company had a provision of R$468,525 (R$297,463 at December 31, 2013) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, considering previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”), 0,60% accumulated at September 30, 2014 (0.19% at September 30 2013) plus 1% monthly interest rates.

23.   Provision for contingencies – Continued

e)    Civil and others

The Company is defendant in civil actions (indemnifications and collections, among others), at several court levels and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses as probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease currently paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the Company. At September 30, 2014, the provision for these lawsuits is R$56,935 (R$42,791 at December 31, 2013), for which there are no restricted deposits.

•  The subsidiary Via Varejo is part in lawsuits involving the consumer relations rights (civil actions and assessments from PROCONs) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits is R$87,543 at September 30, 2014 (R$68,694 at December 31, 2013).

The total amount of civil actions and other at September 30, 2014 is R$229,280 (R$175,160 at December 31, 2013).

f)     Other non-accrued contingent liabilities

The Company has other litigations, which have been analyzed by the legal counsels and deemed as possible and; therefore, they have not been accrued, amounting to R$ 8,225,054 at September 30, 2014(R$7,630,694 at December 31, 2013), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, among other matters, and possible loss, considered possible, corresponds to R$292,268 at September 30, 2014 (R$282,853 at December 31, 2013). The proceedings are under administrative and court discussion.

•             IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies of payments and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes.

The Company received a delinquency notice drawn up by Internal Revenue Agency to collect the differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2011, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. No provision was made for this case,since in the evaluation of the Company´s legal advisors the chances of loss are classified partly as possible, in the amount of R$682,221 at September 30, 2014 (R$636,787 at December 31, 2013) and partly as remote.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities – Continued

These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$1,366,513 at September 30, 2014 (R$1,296,578 at December 31, 2013).

•       COFINS, PIS, provisional contribution on financial transactions - CPMF and IPI– the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1.052.482 at September 30, 2014 (R$982,419 at December 31, 2013).

•       ICMS – the Company was served notice by the State tax authorities regarding the appropriation of credits of: (i) electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by Coordinator of Tax Administration ordinance –CAT 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed sales; and (viii) among others. The total amount of these assessments is R$4,577,406 at September 30, 2014 (R$4,032,307 at December 31, 2013), which await a final decision in the administrative and court levels.

•             Municipal service tax - ISS, Municipal Real Estate Tax - IPTU, Property Transfer Tax  - ITBI and others – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, which amounts R$388,960 at September 30, 2014 (R$339,363 at December 31, 2013) and await administrative and court decisions.

•             Other litigations – related to administrative lawsuits and real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”), in several States, Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$547,425 at September 30, 2014 (R$697,174 at December 31, 2013).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

Company hires external legal advisors to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of final decision, recording the expenses in the moment of the final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on September 30, 2014, the estimated amount, in case of finalization of all claims with success, is approximately R$114,229 (R$109,000 at December 31,2013)

g)    Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

The Company has recorded in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Tax	60,092	59,410	157,338	145,271
Labor	333,848	321,769	674,709	567,924
Civil and others	22,688	45,834	80,123	101,995
Total	416,628	427,013	912,170	815,190

h)    Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	840,013	15	6,401,875	7,241,903
Labor	7,195	2,655	64,456	74,306
Civil and others	10,272	906	452,585	463,763
Total	857,480	3,576	6,918,916	7,779,972

The cost of guarantees is approximately 0.5% of value on lawsuits and is recorded as an expense by the passage of time.

i)      Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

24.   Leasing transactions

a)    Operating lease

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Gross commitments from operating lease

Minimum rental payment:
Up to 1 year	426,871	404,944	1,466,480	1,270,330
1 - 5 years	1,382,984	1,315,029	4,473,925	3,873,476
Over 5 years	1,218,258	1,318,415	2,600,966	5,085,869
	3,028,113	3,038,388	8,541,370	10,229,675

Future sublease rentals (*)	(105,861)	(85,507)	(124,223)	(105,930)

Total	2,922,252	2,952,881	8,417,147	10,123,745

(*)       Refers to lease agreements receivable from commercial shop malls.

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

24.       Leasing transactions - Continued

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at September 30, 2014, the fine amount would be R$333,008 (R$631,515 at December 31, 2013).

 (i)    Payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 3.3% of sales.

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Expenses(income) in the period
Contingent payments	266,335	252,328	450,428	389,353
Non contingent payments	107,021	98,516	685,651	554,710
Sublease rentals (*)	(95,067)	(90,848)	(121,220)	(119,194)

(*)    Refers to lease agreements receivable from commercial shop malls.

(ii)      Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

b)              Financial lease

Financial lease agreements amounted to R$489,711 at September 30, 2014 (R$482,543 at December 31, 2013), according to the chart below:

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Financial lease liability –minimum lease payments:
Up to 1 year	26,086	28,124	38,227	56,330
1 - 5 years	80,128	97,587	124,202	142,857
Over 5 years	56,423	27,260	112,075	55,654
Present value of financial lease agreements	162,637	152,971	274,504	254,841

Future financing charges	149,927	152,074	215,207	227,702
Gross amount of financial lease agreements	312,564	305,045	489,711	482,543

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Contingent payments recognized as expense in the period	2,122	1,743	2,122	1,743

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

25.   Deferred revenues

The Company  and the subsidiary Via Varejo received in advance values of trading partners over exclusivity in the intermediation services or additional/extended warranties and the subsidiary Barcelona received in advance values for the rental of shelves and light panel (back lights) for exhibition of products from its suppliers.

	Parent Company		Consolidated
	09.30.2014	12.31.2013	09.30.2014	12.31.2013

Additional or extended warranties (a)	27,222	30,000	761,522	471,586
Bradesco agreement	-	-	25,732	11,395
Swap agreement	-	-	65,164	50,378
Investments in media	23,347	-	53,347	-
Back lights	-	-	28,944	37,027
Spread BCA - Customers base exclusivity (5 years)	-	-	9,709	-
Others	-	-	5,038	-
	50,569	30,000	949,456	570,386

Current	10,014	-	138,966	114,749
Noncurrent	40,555	30,000	810,490	455,637

(a)   Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective for eight years. On October 1, 2014, the Company was compliant with the condition precedent contained in the agreements.

The subsidiary Via Varejo will receive R$ 850,000 as advance for sale of warranty, of which R$ 150,000 was received in September 2014 and R$ 700,000 in October 2014. As the condition precedent was complied with only in October 2014, the advance portion of R$ 700,000 was considered as an event subsequent to this interim financial information.

Also in September 2014, the former provider of the warranty at the Casas Bahia and Ponto Frio stores was notified of the advance termination of the agreements, and the subsidiary Via Varejo agreed to pay R$ 584,291 as a result of the (i) repurchase of the right granted to the former provider to operate its customer base over the agreement term, properly recognized in the Via Varejo’s intangible assets R$(185,952); and (ii) return of the advances made upon the contract execution due to its early termination R$(398,339).

The amounts owed to the former provider of extended warranty remained recorded in non-current liabilities since it is a joint operation and will be settled concurrently with the receipt of the amounts from Zurich, without affecting the Via Varejo’s net cash.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity

The detailed information of equity was presented in the annual financial statements of 2013, in note 27.

a)   Capital stock

The subscribed and paid-up capital is represented by 265,219 (264,453 at December 31, 2013) thousands of registered shares with no par value at September 30, 2014, of which 99,680 in thousands of common shares at September 30, 2014 and December 31, 2013, and 165,539 in thousands of preferred shares at September 30, 2014 (164,773 at December 31, 2013).

The Company is authorized to increase its capital stock up until to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Director’s meeting held at February 13, 2014 the capital was increased by R$ 15,523, by means of the issue of 470 (in thousands of shares) preferred shares.

•         At the Board of Director’s meeting held at April 24, 2014 the capital was increased by R$ 1,075, by means of the issue of 32 (in thousands of shares) preferred shares.

•         At the Board of Director’s meeting held at June 26, 2014 the capital was increased by R$ 5,273, by means of the issue of 183 (in thousands of shares) preferred shares.

•         At the Board of Director’s meeting held at September 04, 2014 the capital was increased by R$ 2,914, by means of the issue of 81 (in thousands of shares) preferred shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

b)   Share-based payment plans

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31 , 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the period	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at June 30, 2014
Series A4 – Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 – Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 – Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 – Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 – Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(315)	(30)	181
Series A6 – Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(315)	(30)	181
Series A7 – Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(124)	(25)	209
Series A7 – Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(124)	(25)	209
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	-	-	239
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	-	-	239
						3,540	(2,135)	(141)	1,264

 (i)  Consolidated information of share-based payment plans - GPA

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2014, of all options granted:

	09.30.2014	12.31.2013

Number of shares	265,219	264,453
Balance of granted series in effect	1,264	1,580
Maximum percentage of dilution	0.48%	0.60%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%. The expectation of remaining average life of the series outstanding at September 30, 2014 was 1.82 year (1.46 year at December 31, 2013). The weighted average fair value of options granted at September 30, 2014 was R$69,77 (R$62.59 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2013
Outstanding at the beginning of the year	1,658	26.40
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091

At September 30, 2014
Granted during the year	477	41.61
Cancelled during the period	(28)	36.88
Exercised during the period	(765)	32.36
Outstanding at the end of the period	1,264	58.01	1.81	86,024
Total to be exercised at September 30, 2014	1,264	58.01	1.81	86,024

At September 30, 2014 there were options from series A5 to be exercised .

The amounts recorded in the statement of income of the Parent Company and Consolidated at   September 30, 2014 were R$31,693 (R$29,658 at September 30, 2013).(ii)  Consolidated information stock option plan – GPA – New series B1 and C1

The Company implemented two new-shared based plans approved by the shareholders meeting on May 09, 2014.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share of the Company. On both plans, there is a vesting period of 36 months from the date that the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee in the Company. The plans differs, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 477,458 options of shares.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B1 and C1: (a) Dividends expectations of 0.96%; (b) volatility expectation of 22.09%; (c) interest rate of 11.70% and (d) fair value of the share on grant date of R$101.84

c)   Exchange variation reserve

The exchange variation reserve corresponds to the accumulative effect of gain or loss of exchange variation on translation assets, liabilities and results in reais, corresponding to the investment of GPA in the subsidiary CDiscount. The effect in the Parent Company was R$ 164 and R$ 416 to the non-controlling shareholders.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

d)   Dividends

On the Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 16, 2014 the shareholders approved the proposal of dividends payment for the fiscal year ended December 31, 2013, in the amount of R$249,968 (R$249,655 at December 31,2012), which includes the anticipated dividends already declared, amounting R$ 99,419. This amount corresponds to R$0.888957268 per common share and R$0.977852995 per preferred share.

The Company paid, except for the quarterly anticipated dividends paid during 2013, dividends during the nine-month period, in the amount of R$ 150,549, corresponding to remaining dividends for the year 2013.This amount corresponds to R$ 0.535395 per one common share and R$ 0.588935 per one preferred share. All the shares were entitled to dividends on April 16, 2014 base date. As of April 17, 2014, the shares were negotiated “ex-rights” to the dividends payment date: occurred on June 13, 2014.

(i)   Anticipated Dividends

The Board of Directors’ meeting held at April 24, 2014 approved the payment of anticipated dividends in the total amount of R$35,793, R$0.14 per preferred share and R$0.127270 per common share.

The dividends were paid at May 15, 2014. All the shares were entitled to dividends on May 05, 2014 base date. As of May 06, 2014, the shares were negotiated “ex-rights” to the dividends payment date.

The Board of Directors’ meeting held at July 22, 2014 approved the payment of anticipated dividends in the total amount of R$35,818, R$0.14 per preferred share and R$0.127270 per common share.

The dividends were paid at August 13, 2014. All the shares were entitled to dividends on August 01, 2014 base date. As of August 04, 2014, the shares were negotiated “ex-rights” to the dividends payment date.

e)   Equity reconciliation

Amounts recorded directly in the changes in the shareholders equity in the lines “Gain or Loss in Equity Interest” and “Transaction with Non-controlling shareholders” in the amounts of R$ 5,745 and R$ 11,412 (Parent Company) and R$10,329 and R$ 44,001 (Consolidated), respectively, refer to:

i)     Gain or Loss in Equity Interest:

•         Effects of the transaction with non-controlling shareholders of the subsidiary CDiscount amounting R$ 5,745 (Parent company) and R$10,329 (Consolidated);

ii)    Transactions with Non-Controlling shareholders;

•         Effects of the accounting of corporate restructuring of the e-commerce operations mentioned in the note 13 (R$ 11,412 in the Parent company and R$2,160 Consolidated);

•         Effect of the non-controlling interest of the Company of the e-commerce segment in the amount of R$ 46,161.

27.    Net operating revenue

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Gross sales
Goods	17,506,703	16,930,747	49,999,282	45,155,421
Rendering of services	189,787	158,046	1,217,256	1,199,100
Financial services	-	-	1,062,634	736,544
Sales return and cancellation	(275,988)	(228,825)	(1,416,974)	(1,373,990)
	17,420,502	16,859,968	50,862,198	45,717,075

Sales taxes	(1,360,381)	(1,390,335)	(5,001,986)	(4,789,429)

Net sales	16,060,121	15,469,633	45,860,212	40,927,646

28.    Expenses by nature

	Parent Company		onsolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Cost of goods sold	(11,635,950)	(11,277,615)	(34,125,163)	(30,196,900)
Personnel expenses	(1,611,793)	(1,586,407)	(3,981,181)	(3,812,603)
Outsourced services	(255,618)	(241,875)	(2,120,323)	(2,245,741)
Functional expenses	(770,758)	(723,324)	(1,178,167)	(1,077,040)
Selling expenses	(286,674)	(266,346)	(645,226)	(395,791)
Other expenses	(124,685)	(77,882)	(545,373)	(403,561)
	(14,685,478)	(14,173,449)	(42,595,433)	(38,131,636)

Cost of goods sold and/or services sold	(11,635,950)	(11,277,615)	(34,125,163)	(30,196,900)
Selling expenses	(2,650,076)	(2,409,423)	(7,431,324)	(6,792,426)
General and administrative expenses	(399,452)	(486,411)	(1,038,946)	(1,142,310)
	(14,685,478)	(14,173,449)	(42,595,433)	(38,131,636)

29.    Other operating revenue (expenses), net

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Provision for tax legal claims	-	(163,291)	-	(163,291)
Indemnified amounts	(39,539)	(50,760)	(39,539)	(89,418)
Federal tax liabilities payable in installments	(37,701)	(2,649)	30,596	(2,649)
Integration/restructuring expenses	(58,164)	(30,324)	(79,407)	(42,196)
Property and equipment result	(16,435)	817	(36,492)	(6,308)
Others	(841)	(11,785)	14,471	(70,585)
	(152,680)	(257,992)	(110,371)	(374,447)

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

30.   Financial result, net

	Parent Company		Consolidated
	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Financial expenses:
Cost of banking debt	(357,698)	(346,299)	(476,720)	(434,669)
Cost of sales of receivables sales	(74,326)	(65,095)	(789,960)	(614,498)
Monetary restatement	(99,215)	(87,380)	(186,828)	(161,292)
Other finance expenses	(62,526)	(46,468)	(115,621)	(71,295)
Total finance expenses	(593,765)	(545,242)	(1,569,129)	(1,281,754)

Financial income:
Profitability in cash and cash equivalents	63,345	89,013	284,746	264,417
Monetary restatement	75,291	65,919	189,292	146,588
Other finance income	3,170	5,316	17,428	5,173
Total finance income	141,806	160,248	491,466	416,178

Total	(451,959)	(384,994)	(1,077,663)	(865,576)

The hedge effects in nine-month period ended at September 30, 2014 and September 30, 2013 are disclosed in Note 19(a).

31.    Earnings per share

The information of earnings per share was presented in the annual financial statements of 2013, in note 32.

The following table presents the calculation of profit available to common and preferred shareholders and the weighted average of outstanding common and preferred shares used to calculate basic and diluted earnings per share for each reported period:

	09.30.2014			09.30.2013
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	506,375	278,058	784,433	361,352	199,422	560,774
Net income allocated available for common and preferred shareholders	506,375	278,058	784,433	361,352	199,422	560,774

Basic denominator (thousands of shares)
Weighted average of shares	165,026	99,680	264,706	164,200	99,680	263,880

Basic earnings per thousands of shares (R$)	3.06846	2.78951		2.20068	2.00062

Diluted denominator
Weighted average of shares (in thousands)	165,026	99,680	264,706	164,200	99,680	263,880
Stock call option	374	-	374	738	-	738

Diluted weighted average of shares (in thousands)	165,400	99,680	265,080	164,938	99,680	264,618

Diluted earnings per thousands of shares (R$)	3.06152	2.78951		2.19084	2.00062

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

32.    Benefit plans

a)     Pension plan

In France, an industry-specific agreement between employers and employees detemines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement. [MSP1]

Main assumptions used in determining total obligations related to defined benefit plans:

Cdiscount
2014
Discount rate	2.2%
Expected rate of future salary increase	2.5%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of liabilities in the balance sheet

Cdiscount
2014
At August 1, 2014	5,221
Cost for the period	180
Actuarial gain or losses recognized in equity	1,360
At September 30, 2014	6,761

b)           Defined contribution private pension plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid referring to the nine-month period ended September 30, 2014 is R$2,178 (R$2,833 at September 30, 2013), and employees contributions is R$4,420 (R$3,854 at September 30, 2013); the plan had 941 participants at September 30, 2014 (1,012  at September 31, 2013).

33.    Insurance coverage

The insurance coverage at September 30, 2014 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	8,603,157	21,926,780
Profit	Loss of profits	4,507,444	8,645,474
Cars and others (*)	Damages	408,517	619,845

The Company maintains specific policies referring to civil, directors and officers liability amounting to R$324,050.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

34.    Segment information

The information of segments was presented in the annual financial statements of 2013, in note 35.

Management considers the following segments:

•      Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “Conviva”.

•      Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•      Cash & Carry – includes the banner “ASSAI”.

•       E-commerce includes the sites www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.  Segment information - Continued

Information about the segments is included in the following table:

	Balance at 09.30.2014
Description	Retail (a)	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (b)	Total

Net sales revenue	19,048,475	5,874,454	16,270,537	4,709,626	45,903,092	(42,880)	45,860,212
Gross profit	5,318,677	803,997	5,137,328	469,036	11,729,038	6,011	11,735,049
Depreciation and amortization	(408,697)	(57,011)	(102,773)	(20,907)	(589,388)	-	(589,388)
Equity pickup	54,975	-	22,611	(1,419)	76,167	-	76,167
Operating income	1,052,150	130,908	1,391,795	66,334	2,641,187	-	2,641,187
Finance expenses	(647,369)	(53,405)	(742,818)	(170,500)	(1,614,092)	44,963	(1,569,129)
Finance income	242,523	12,772	268,904	12,230	536,429	(44,963)	491,466
Earnings before income and social contribution taxes	647,304	90,275	917,881	(91,936)	1,563,524	-	1,563,524
Income and social contribution taxes	(167,656)	(31,315)	(310,261)	32,267	(476,965)	-	(476,965)
Profit (loss) for the year	479,647	58,961	607,620	(59,669)	1,086,559	-	1,086,559

Current assets	5,816,379	1,181,812	9,214,365	2,117,266	18,329,822	(657)	18,329,165
Noncurrent assets	14,088,239	1,505,882	4,799,449	1,333,589	21,727,159	(828,211)	20,898,948
Current liabilities	4,941,902	1,512,993	8,258,772	3,399,825	18,113,492	(828,868)	17,284,624
Noncurrent liabilities	6,351,729	181,287	1,576,441	33,243	8,142,700	-	8,142,700
Equity	8,610,987	993,414	4,178,601	17,787	13,800,789	-	13,800,789

	Balance at 09.30.2014
Net sales revenue by region	Retail (a)	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (b)	Total

Brasil	19,048,475	5,874,454	16,270,537	3,971,740	45,165,206	(42,880)	45,122,326
International	-	-	-	737,886	737,886		737,886

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.   Segment information – Continued

	Balance at 09.30.2013
Description	Retail (a)	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (b)	Total

Net sales	18,196,829	4,335,722	15,513,466	2,881,629	40,927,646	-	40,927,646
Gross profit	5,058,362	596,589	4,802,437	273,358	10,730,746	-	10,730,746
Depreciation and amortization	(451,030)	(39,944)	(95,700)	(4,329)	(591,003)	-	(591,003)
Equity accounting	19,934	-	8,416	-	28,350	-	28,350
Operating income	696,791	96,866	1,018,047	47,206	1,858,910	-	1,858,910
Finance expenses	(604,698)	(31,760)	(568,857)	(99,639)	(1,304,954)	23,200	(1,281,754)
Finance income	250,112	16,530	164,197	8,539	439,378	(23,200)	416,178
Earnings before income and social contribution taxes	342,205	81,632	613,387	(43,890)	993,334	-	993,334
Income and social contribution taxes	(61,857)	(28,472)	(208,025)	13,787	(284,567)	-	(284,567)
Profit (loss) for the year	280,349	53,163	405,362	(30,107)	708,767	-	708,767

December 31, 2013
Current assets	7,087,919	1,358,757	8,753,861	1,412,263	18,612,800	(3,065)	18,609,735
Noncurrent assets	12,717,447	2,456,542	4,376,438	550,254	20,100,681	(702,064)	19,398,617
Current liabilities	5,379,993	2,603,726	7,833,044	1,901,120	17,717,883	(705,129)	17,012,754
Noncurrent liabilities	6,300,186	278,946	1,697,586	6,916	8,283,634	-	8,283,634
Equity	8,125,187	932,627	3,599,669	54,481	12,711,964	-	12,711,964

a) Retail segment includes GPA Malls & Properties.

b) Eliminations consists on intercompany balances.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.   Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	09.30.2014	09.30.2013

Food	54.3%	55.0%
Non-food	45.7%	45.0%
Total sales	100.0%	100.0%

At September 30, 2014, capital expenditures (Capex) were as follows:

	09.30.2014	09.30.2013

Food	753,418	1,031,641
Non-food	366,364	265,959
Total capital expenditures	1,119,782	1,297,600

35.   Subsequent events

a) Prepaid dividends

The Board of Directors’ meeting held at October 30, 2014 approved the payment of anticipated dividends in the total amount of R$35,833, of which R$0.14 per preferred share and R$0.127272 per common share.The dividends will be paid at November 21, 2014. All the shares shall be entitled to dividends on November 10, 2014 base date. As of November 11, 2014, the shares shall be negotiated “ex-rights” to the dividends payment date. The dividends will be paid on November 21, 2014.

Companhia Brasileira de Distribuição

Notes to the financial statements

September 30, 2014

(In thousands of reais, unless otherwise stated)

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 09/30/2014 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.66%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.79%
COFIDOL SAS *	-	0.00%	8,907,123	5.38%	8,907,123	3.36%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	155,418,656	93.89%	155,479,277	58.62%
TOTAL	99,679,851	100.00%	165,539,061	100.00%	265,218,912	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR*	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC*	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC*	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT*	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	100.00%	3,585,804,572	100.00%
GEANT INTERNATIONAL B.V.*	602,288,697	100.00%	602,288,697	100.00%
SPICE INVESTMENT 2000 S.A	1	100.00%	1	100.00%
TOTAL	4,188,093,270	100.00%	3,585,804,573	100.00%

(*) Foreign Company

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	3,633,544,694	100.00%	3,633,544,694	100.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SPICE INVESTMENT 2000 S/A			Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR*	998	99.70%	998	99.70%
Board of Directors	3	0.30%	3	0.30%
TOTAL	1,001	100.00%	1,001	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%
SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 09/30/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%

(*) Foreign Company

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – June 30, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.29%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	18,029	0.01%	18,029	0.01%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,400,625	93.88%	155,461,246	58.62%

Total	99,679,851	100.00%	165,539,061	100.00%	265,218,912	100.00%

Outstanding Shares	60,621	0.06%	155,400,625	93.88%	155,461,246	58.62%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2013
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	16,116,894	9.79%	115,736,124	43.79%

Management
Board of Directors	-	0.00%	11	0.00%	11	0.00%
Board of Executive Officers	-	0.00%	205,637	0.12%	205,637	0.08%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	148,083,213	89.94%	148,143,834	56.05%

Total	99,679,851	100.00%	164,638,341	100.00%	264,318,192	100.00%

Outstanding Shares	60,621	0.06%	148,083,213	89.94%	148,143,834	56.05%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 31, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.